As filed with the Securities and Exchange Commission on August 26, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WARNER MUSIC GROUP CORP.

(Exact name of Registrant as specified in its charter)

Delaware	13-4271875
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

75 Rockefeller Plaza

New York, NY 10019

(212) 275-2000

(Address, including zip code, of Registrant’s principal executive office)

Restricted Stock Award Agreement for Paul-Rene Albertini

Restricted Stock Award Agreement for Richard Blackstone

Restricted Stock Award Agreement for Edgar Bronfman, Jr.

Restricted Stock Award Agreement for Lyor Cohen

Restricted Stock Award Agreement for Michael D. Fleisher

Restricted Stock Award Agreement for Julie Greenwald

Restricted Stock Award Agreement for David H. Johnson

Restricted Stock Award Agreement for Kevin Liles

Restricted Stock Award Agreement for Nick Phillips

Restricted Stock Award Agreement for Alex Zubillaga

Director Restricted Stock Award Agreement for Richard Bressler

(Full title of the Plan)

David H. Johnson, Esq.

Executive Vice President and

General Counsel

Warner Music Group

75 Rockefeller Plaza

New York, NY 10019

(212) 275-2030

(Name, address, including zip code, and telephone number, including area code, of Registrant’s agent for service)

Copy to:

Edward P. Tolley III, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share, issuable under Restricted Stock Award Agreements with certain individuals	8,305,390.72 shares	$17.03	$141,440,803.96	$16,647.58

(1)	Covers 241,456.937, 238,988.717, 3,283,944.429, 2,390,102.229, 896,207.644, 298,735.897, 119,494.359, 597,471.791, 119,494.359, 119,494.357 and 5,000 shares of restricted common stock issuable under Restricted Stock Award Agreements for Mr. Albertini, Mr. Blackstone, Mr. Bronfman, Mr. Cohen, Mr. Fleisher, Ms. Greenwald, Mr. Johnson, Mr. Liles, Mr. Phillips, Mr. Zubillaga and Mr. Bressler, respectively, and, pursuant to Rule 416(a) under the Securities Act of 1933, as amended, an indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Pursuant to Rule 457(c) and Rule 457(h) under the Securities Act of 1933, as amended, the proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee is based on a price of $17.03 per share, which is the average of the high and low prices of the common stock on the New York Stock Exchange on August 22, 2005 (within 5 business days before the filing date of this Registration Statement).

EXPLANATORY NOTE

The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a “reoffer” prospectus prepared in accordance with Part I of Form S-3 pursuant to General Instruction C of Form S-8 to be used in connection with resales of restricted shares of common stock issued under an employment agreement. These shares of common stock may be considered “restricted securities” as defined in General Instruction C(1) to Form S-8.

PROSPECTUS

8,305,390.72 Shares

WARNER MUSIC GROUP CORP.

Common Stock

This prospectus relates to resales of up to 8,305,390.72 shares of our common stock, $0.001 par value per share, which have been issued to selling stockholders pursuant to Restricted Stock Award Agreements made between Warner Music Group Corp. (“Warner Music Group”) or our affiliates and certain individuals (the “Restricted Stock Agreements”). The Restricted Stock Agreements obligate us to prepare and file this prospectus with the Securities and Exchange Commission. The selling stockholders may donate all or some portion of the shares to third parties, including charities. The shares of the selling stockholders and their donees, transferees or other successors in interest may be offered on or after August 26, 2005 through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the New York Stock Exchange under the symbol “WMG.” On August 24, 2005, the closing sale price as reported by the NYSE was $17.84 per share.

Investing in our common stock involves risks. Risk Factors begin on page 12.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our principal executive offices are located at 75 Rockefeller Plaza, New York, NY 10019 and our telephone number is (212) 275-2000.

The date of this prospectus is August 26, 2005

i

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this prospectus (including the information incorporated by reference), including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

•	the impact of our substantial leverage on our ability to raise additional capital to fund our operations, on our ability to react to changes in the economy or our industry and on our ability to meet our obligations under our indebtedness;

•	the continued decline in the global recorded music industry and the rate of overall decline in the music industry;

•	our ability to continue to identify, sign and retain desirable talent at manageable costs;

•	the threat posed to our business by piracy of music by means of home CD-R activity and Internet peer-to-peer file-sharing;

•	the significant threat posed to our business and the music industry by organized industrial piracy;

•	the impact of the Restructuring Plan on our business (including our ability to generate revenues and attract desirable talent);

•	the popular demand for particular recording artists and/or songwriters and albums and the timely completion of albums by major recording artists and/or songwriters;

•	the diversity and quality of our portfolio of songwriters;

•	the diversity and quality of our album releases;

•	significant fluctuations in our results of operations and cash flows due to the nature of our business;

•	our involvement in intellectual property litigation;

•	the possible downward pressure on our pricing and profit margins;

•	the seasonal and cyclical nature of recorded music sales;

•	our ability to continue to enforce our intellectual property rights in digital environments;

•	the ability to develop a successful business model applicable to a digital environment;

•	the ability to maintain product pricing in a competitive environment;

•	the impact of heightened and intensive competition in the recorded music and music publishing businesses and our inability to execute our business strategy;

•	risks associated with our non-U.S. operations, including limited legal protections of our intellectual property rights and restrictions on the repatriation of capital;

•	the possible unexpected loss of artists and key employees and our market share as a result of the Restructuring Plan;

•	the impact of legitimate music distribution on the Internet or the introduction of other new music distribution formats;

•	the impact of rate regulations on our Music Publishing business;

•	risks associated with the fluctuations in foreign currency exchange rates;

•	our ability and the ability of our joint venture partners to operate our existing joint ventures satisfactorily;

•	the enactment of legislation limiting the terms by which an individual can be bound under a “personal services” contract could impair our ability to retain the services of key artists;

•	potential loss of catalog if it is determined that recording artists have a right to recapture recordings under the U.S. Copyright Act;

•	changes in law and government regulations;

•	legal or other developments related to pending litigation or the industry-wide investigation of the relationship between music companies and radio stations by the Attorney General of the State of New York;

•	trends that affect the end uses of our musical compositions (which include uses in broadcast radio and television, film and advertising businesses);

•	the growth of other products that compete for the disposable income of consumers;

•	risks inherent in relying on one supplier for manufacturing, packaging and distribution services in North America and Europe;

•	risks inherent in our acquiring or investing in other businesses;

•	the possibility that our owners’ interests will conflict with ours or yours;

•	our ability to act as a stand-alone company;

•	increased costs and diversion of resources associated with complying with the internal control reporting or other requirements of Sarbanes Oxley;

•	weaknesses in our internal controls that could affect our ability to ensure timely and reliable financial reports;

•	the effects associated with the formation of Sony BMG Music Entertainment;

•	failure to attract and retain key personnel; and

•	the other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the “Risk Factors” section, before investing in our common stock.

We acquired substantially all of Time Warner Inc.’s music division on March 1, 2004 (the “Acquisition”). In this prospectus, the term “Warner Music Group” refers to Warner Music Group Corp. and not its subsidiaries. In this prospectus, the terms “we,” “our,” “ours,” “us,” “Company” and “WMG” refer collectively to Warner Music Group and its consolidated or combined subsidiaries, except where otherwise indicated. Warner Music Group is a holding company. Its only asset is the ownership of all of the outstanding shares of WMG Holdings Corp., which we refer to as “Holdings”. Holdings’ only asset is its ownership of all of the outstanding shares of WMG Acquisition Corp., which we refer to as “Acquisition Corp.” We conduct all of our business through Acquisition Corp. The use of these terms is not intended to imply that Warner Music Group and its subsidiaries are not separate and distinct legal entities. In 2004, we changed our fiscal year end from November 30 to September 30. Accordingly, the fiscal year ended September 30, 2004 is a ten-month period. In addition, as a result of the acquisition from Time Warner, and as described further elsewhere in this prospectus, results discussed for the ten months ended September 30, 2004 represent the mathematical addition of our pre-acquisition three-month period ended February 29, 2004 and our post-acquisition seven-month period ended September 30, 2004. Results discussed for the nine months ended June 30, 2004 represent the mathematical addition of our pre-acquisition five-month period ended February 29, 2004 and our post-acquisition four-month period ended June 30, 2004. Calculations of market share are based on revenues, except as otherwise noted.

Our Company

We are one of the world’s major music content companies. Our company is composed of two businesses: Recorded Music and Music Publishing. We are a global company, generating over half of our revenues in more than 50 countries outside of the U.S. Acquisition Corp. acquired substantially all of Time Warner Inc.’s music division from Time Warner on March 1, 2004 for $2.595 billion in cash and non-cash consideration.

Our Recorded Music business produces revenue through the marketing, sale and licensing of recorded music in physical and digital formats. We believe we have one of the world’s largest and most varied recorded music catalogs, including 27 of the top 100 U.S. best-selling albums of all time—more than any other recorded music company. Our roster of over 38,000 artists spans all musical genres and includes Led Zeppelin, The Eagles, Madonna, Metallica and Fleetwood Mac. Our more recent successes include Linkin Park, Simple Plan, Jet, Michelle Branch, Sean Paul and Josh Groban. Our Recorded Music business generated 83% of our consolidated revenues during the nine months ended June 30, 2005.

Our Music Publishing business owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. We hold rights in over one million copyrights across a broad range of musical styles from over 65,000 songwriters and composers. Our library includes titles such as “Summertime” by George and Ira Gershwin and DuBose Heyward, “Happy Birthday to You” by Mildred and Patty Hill, “Night and Day” by Cole Porter, “When a Man Loves a Woman” by Calvin Lewis and Andrew Wright, and “Star Wars Theme” by John Williams, as well as more recent popular titles such as “Smooth” by Itaal Shur and Rob Thomas and “Thank You” by Dido Armstrong and Paul Herman. Our Music Publishing business generated 18% of our consolidated revenues during the nine months ended June 30, 2005.

Industry Overview

Recorded music and music publishing focus on different products and benefit from different sources of revenues. The following table summarizes the product, the “artist” that is responsible for creating the product and the means by which the product generates revenue:

	Recorded Music	Music Publishing
The Product	• The recording	• The song
The “Artist”	• Recording artist	• Songwriter or composer
How revenues are generated	• When a recording (in physical or digital format) is sold or licensed	• When a recording (in physical or digital format) of the song is sold or licensed
• When a song is performed publicly (e.g., radio, television, concert or nightclub)
• When a song is synchronized with visual images (e.g., movies and advertisements)
• When a song’s printed sheet music is sold

The recorded music business is the business of discovering and developing recording artists and promoting, selling and licensing their works. In 2004, the recorded music industry generated $32.1 billion in retail sales worldwide. The industry experienced robust growth in the 1990s but in recent years has seen a decline due primarily to the increase in digital piracy. In an effort to curb this decline, the industry launched an intensive campaign in 2003 to limit digital piracy. We believe these anti-piracy efforts are beginning to produce results as evidenced by increased consumer awareness, reduced illegal downloading activity and growth for the year ended January 2, 2005 in U.S. music physical unit sales of approximately 1% relative to the comparable year ended December 28, 2003, as reported by SoundScan. Moreover, the industry has been encouraged by the recent proliferation and early success of legitimate digital music distribution channels, as evidenced by the 141 million digital tracks sold in the U.S. through the year ended January 2, 2005.

According to the most recent published estimates by Enders Analysis, the worldwide music publishing industry accounted for $3.7 billion in revenues in 2003.

Competitive Strengths

While we have recorded net losses on a historical and pro forma basis, primarily due to the decline since 1999 of recorded music sales, increased operating costs, increased competition, and such items as currency fluctuations and impairment charges, we believe we benefit from the following competitive strengths:

Industry Leading Recording Artists and Songwriters. We have been able to consistently attract, develop and retain successful recording artists and songwriters. This has enabled us to accumulate over decades a large and varied portfolio of recorded music and music publishing assets that generate stable and recurring cash flows.

Stable, Highly Diversified Revenue Base. Our revenue base is derived primarily from relatively stable and recurring sources such as our music publishing library, our catalog of recorded music and new releases from our existing base of established artists. In any given year, we believe that less than 10% of our total revenues depend on artists without established track records, with each of these artists typically representing less than 1% of our revenues. We have built a large and diverse catalog of recordings and compositions that covers a wide breadth of musical styles and are a significant player in each of our major geographic regions.

High Cash Flow Business Model. We generate relatively high levels of cash flow from operations as a result of our highly variable cost structure, our minimal capital requirements and our ability to adjust the timing and amount of much of our spending. Through our recent restructuring effort, we have substantially streamlined our cost structure. In addition, outsourcing arrangements entered into in October 2003 with Cinram International Inc. (“Cinram”) have significantly reduced our exposure to fixed costs and are expected to continue to reduce our future capital expenditure requirements.

Well Positioned For Growth in Digital Distribution and Emerging Technologies. For the year ended January 2, 2005, our market share of digital recorded music track sales in the U.S. as measured by SoundScan was higher than our overall recorded music album market share in the U.S., which we believe reflects the relative strength of our content and in particular our catalog content. In addition, we are highly focused on several new media initiatives: supporting existing and new online services in the U.S. and abroad, working with legitimate P2P providers, influencing the evolution of new mobile phone services and formats and simplifying the clearance of all of our content for digital distribution.

Proven and Committed Management Team. We are led by an experienced senior management team with an average of approximately 20 years of entertainment industry expertise. Edgar Bronfman, Jr. is our Chairman of the Board and Chief Executive Officer. Mr. Bronfman, while President and CEO of The Seagram Company Ltd. (“Seagram”), oversaw the merger of Universal Music Group (“Universal”) and PolyGram N.V. (“PolyGram”), and successfully managed the combined business, the world’s then largest recorded music company.

Strong Equity Sponsorship. Thomas H. Lee Partners, L.P. and its affiliates (“THL”), Bain Capital and its affiliates (“Bain Capital”), and Providence Equity Partners Inc. and its affiliates (“Providence Equity”) are each leading private equity firms with established track records of successful investments and extensive experience in managing investments in entertainment and media assets and Music Capital Partners, L.P. (“Music Capital” and together with THL and Bain Capital and Providence Equity, the “Investor Group”) brings significant and directly relevant management experience in the music industry.

Business Strategy

We intend to increase revenues, operating income and cash flow through the following business strategies:

Attract, Develop and Retain Established and Emerging Recording Artists and Songwriters. A critical element of our strategy is to continue to find, develop and retain recording artists and songwriters who achieve long-term profitable success. We believe our relative size, the strength of our management team, our ability to respond to industry and consumer trends and challenges, our diverse array of genres, our large catalog of hit releases and our valuable music publishing library will help us continue to successfully build our roster of artists and songwriters.

Maximize the Value of Our Music Assets. Our Recorded Music business focuses on marketing our artists and catalog in new ways to retain existing fans of established artists and to generate new demand for our proven hits. Our Music Publishing business seeks to capitalize on the growing demand for the use of musical compositions in media products such as videogames, commercials, other musical works (such as authorized sampling), films, DVDs, mobile phone ring tones and Internet and wireless streaming and downloads by marketing and promoting our libraries to producers of these media in new and innovative ways.

Focus on Continued Management of Our Cost Structure. Immediately following the acquisition by Acquisition Corp. of substantially all of Time Warner’s music division on March 1, 2004, we commenced a broad-based restructuring plan (the “Restructuring Plan”). We intend to continue to maintain a disciplined approach to cost management in our business, and to pursue additional cost savings. We have completed substantially all of the Restructuring Plan with annualized cost savings of approximately $250 million, the majority of which have been reflected in our statement of operations through June 30, 2005. We project the one-time costs associated with the Restructuring Plan to be $225 million to $250 million, of which approximately $177 million has been paid through June 30, 2005. This projection is substantially less than the $310 million original estimate. We expect to pay a majority of the remaining costs in 2005 and 2006. There are still significant risks associated with the Restructuring Plan. See “Risk Factors.”

Invest in Accordance with an Improved Asset Allocation Strategy. Our new management has undertaken a rigorous company-wide initiative in conjunction with outside consultants in order to enhance our financial performance through developing a more targeted approach to investments. Implementing the results of this study, we will primarily seek to invest in lines of business, geographic locations and individual projects where we believe we can optimize our return on capital.

Develop and Optimize Our Physical Distribution Channel Strategies. We will continue to develop innovative programs with our physical distribution channel partners in order to implement forward-looking strategies for our mutual benefit. We will invest to meet the needs of our partners to create more efficient collaboration, such as direct-to-retail distribution strategies and vendor managed inventory.

Capitalize on Digital Distribution and Emerging Technologies. We believe new technology formats should represent a fast-growing and high-margin channel for the distribution and exploitation of our music. In particular, new and emerging third-party digital distribution outlets are not only reasonably priced, but also offer a superior customer experience to illegal alternatives, as they are easy to use, offer uncorrupted song files and integrate seamlessly with increasingly popular portable music players such as the Apple iPod, the Dell Digital Jukebox and the iRiver iHP. In addition, as networks and phone handsets become more sophisticated, our music is increasingly becoming available through mobile and other wireless service providers as ring tones, ringback tones and audio and music video downloads.

Contain Digital Piracy. We, along with the rest of the music industry, are actively combating piracy through technological innovation, litigation, education and the promotion of legislation both in the U.S. and internationally.

Recent Developments

Return of Capital and Dividend on Preferred. In September 2004, we returned $342 million of capital (the “Return of Capital”) to the Investor Group and paid a dividend of $8 million on the preferred equity of Holdings held by the Investor Group (the “Dividend on Preferred”). The Return of Capital and Dividend on Preferred were funded out of our cash balance and not from the incurrence of additional debt. We obtained an amendment to Acquisition Corp.’s senior secured credit agreement to provide for the Return of Capital and Dividend on Preferred.

Debt Incurrence and Payment to Investor Group. On December 23, 2004, we incurred approximately $700 million of new debt, consisting of $250 million of Floating Rate Notes due 2011 (the “Holdings Floating Rate Notes”), $200 million of Floating Rate Senior PIK Notes due 2014 (the “Holdings PIK Notes”) and $250 million in gross proceeds of the 9.5% Senior Discount Notes due 2014 described herein (the “Holdings Discount Notes”) (with aggregate principal amount at maturity of $396.8 million) (collectively, the “Original Holdings Notes”). The proceeds from the issuance of the Original Holdings Notes were used to fund a return of approximately $681 million to Holdings’ shareholders and the shareholders of Warner Music Group (the “Holdings’ Payment to Investor Group” and along with the Original Holdings Notes, the “Holdings Refinancing”) through a combination of dividends on our preferred stock and repurchases of our common and preferred stock. Of the total of $681 million, approximately $209 million was used to redeem our remaining shares of cumulative preferred stock, including $9 million of accrued dividends, and approximately $472 million was used to pay a return of capital to Warner Music Group, of which all but $50 million was distributed to our shareholders in December 2004. We distributed $43 million of such $50 million to the Investor Group on March 28, 2005 and distributed the remaining $7 million to the Investor Group on May 9, 2005. We previously obtained an amendment to Acquisition Corp.’s senior secured credit agreement to provide for the Holdings’ Payment to Investor Group, including the distribution of the remaining $50 million to the Investor Group.

Warner Music Group IPO, Concurrent Transactions and Redemption of Portion of Original Holdings Notes. On May 13, 2005, we consummated the initial public offering of our common stock (the offering of common stock by us and the use of proceeds therefrom including the repayment of a portion of the notes Original Holdings Notes as described below, collectively, the “Initial Public Offering”). In connection with such Initial Public Offering, we terminated our management agreement and paid a $73 million termination fee to the Investor Group. We also purchased from an affiliate of Time Warner Inc. their Three-Year Warrants for an aggregate purchase price of approximately $138 million. We also paid, or expect to pay, approximately $33 million in special one-time bonuses consisting of (a) approximately $20 million to holders of restricted stock and stock options to make employees whole for certain unfavorable tax consequences, (b) approximately $3 million to holders of stock options representing an adjustment for outstanding options as a result of a special cash dividend on our capital stock and (c) approximately $10 million to substantially all of our employees who will have no equity participation in us.

Prior to the Initial Public Offering, we converted all of our outstanding Class L Common Stock into shares of Class A Common Stock on a one-for-one basis, renamed all of our outstanding Class A common stock “common stock” and enacted an approximately 1.139 for 1 split of our common stock. Together, these transactions are referred to in this prospectus as the “Recapitalization.”

In addition, concurrent with the Initial Public Offering, an amendment to Acquisition Corp.’s senior secured credit facility was obtained to, among other things, increase the size of the term loan available. Concurrent with the Initial Public Offering, we used a portion of our cash on hand, plus the proceeds from $250 million of new term loan borrowings under Acquisition Corp.’s new amendment to its senior secured credit facility to pay a dividend of $320 million to Warner Music Group, which was used to repay $8.5 million of remaining promissory notes, to pay the $73 million termination fee, to pay $100.5 million in cash dividends to our shareholders (including approximately $7 million relating to the holders of unvested shares of restricted stock, which will be paid at a later date), to pay approximately $33 million in special one-time bonuses and to pay approximately $138 million for the repurchase of the Three-Year Warrants. We refer to the $250 million of new term loan borrowings, the termination of the management agreement, the purchase of the Three-Year Warrants, the payment of the special one-time bonuses and dividends of approximately $109 million declared prior to our Initial Public Offering, collectively, as the “Concurrent Transactions.”

On May 16, 2005 Holdings received a capital contribution from us of $517 million. Holdings used the proceeds from such capital contribution to redeem all of its $250 million Floating Rate Senior Notes due 2011 and its $200 million Floating Rate Senior PIK Notes due 2014, and 35% of the aggregate principal amount at maturity of its 9.5% Senior Discount Notes due 2014 on June 15, 2005. In addition, Warner Music Group recently entered into a guarantee whereby it agreed to guarantee the payments of Holdings on the remaining outstanding notes of Holdings.

New Chief Financial Officer. In December 2004, we recently announced that Michael D. Fleisher had been named as our permanent Chief Financial Officer. He replaced Michael Ward who was our acting Chief Financial Officer while we conducted a search to fill the position on a permanent basis.

New Head of Warner/Chappell Music. On February 17, 2005, Acquisition Corp. announced that Les Bider, Chairman and CEO of its music-publishing arm, Warner/Chappell Music, Inc., had decided to step down following the appointment of a successor and a transition period. Mr. Bider had been CEO of Warner/Chappell Music since 1987. On May 28, 2005, Richard Blackstone began to serve as Chairman and CEO of Warner/Chappell Music, Inc. as Mr. Bider’s successor. Mr. Blackstone had previously been President and Chief Executive Officer of Zomba Music Publishing. Mr. Blackstone has 15 years of experience in the music publishing industry.

New Joint Venture. On April 8, 2005, we entered into an agreement with an affiliate of Sean “P. Diddy” Combs to form Bad Boy Records LLC, a joint venture in recorded music owned 50% by us and 50% by the affiliate. We purchased our 50% membership interest in Bad Boy Records LLC for approximately $30 million in cash. The joint venture includes catalog and roster artists such as Notorious B.I.G., Mario Winans, M.A.S.E., Carl Thomas, B5 and P. Diddy. Mr. Combs will be the CEO of the joint venture and will supervise its staff and day-to-day operations. We will provide funding, marketing, promotion and certain back-office services for the joint venture.

Warner Music Group Corp. was incorporated under Delaware law on November 21, 2003. Our principal executive offices are located at 75 Rockefeller Plaza, New York, NY 10019. Our telephone number is (212) 275-2000.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The following table sets forth our summary historical and pro forma financial and other data as of the dates and for the periods indicated. Our summary balance sheet data as of September 30, 2004 and November 30, 2003 and the statement of operations and other data for each of (i) the seven months ended September 30, 2004, (ii) the three months ended February 29, 2004 and, (iii) the years ended November 30, 2003 and 2002 have been derived from Warner Music Group’s audited financial statements included or incorporated by reference herein. Our summary balance sheet data as of June 30, 2005 and the statement of operations and other data for each of the (i) ten months ended September 30, 2003, (ii) the five months ended February 29, 2004, (iii) the four months ended June 30, 2004 and (iv) the nine months ended June 30, 2005 have been derived from Warner Music Group’s unaudited financial statements included or incorporated by reference herein. Our balance sheet data as of November 30, 2002 is derived from Warner Music Group’s audited financial statements that are not included in this prospectus. Our summary historical balance sheet data as of September 30, 2003 and summary historical financial data as of and for each of the two years ended November 30, 2001 and 2000 have been derived from Warner Music Group’s unaudited financial statements that are not included in this prospectus.

The comparability of our summary historical financial data has been affected by a number of significant events and transactions. These include the Acquisition (as defined below) in 2004, a related change in our fiscal year to September 30 from November 30, which was enacted in 2004, and the acquisition of Time Warner by AOL in 2001 (the “AOL Time Warner Merger”). Due to the change in our year-end, financial information for 2004 is a transition period and reflects a shortened ten-month period ended September 30, 2004. This period is also separated into pre-acquisition and post-acquisition periods as a result of the change in accounting basis that occurred relating to the Acquisition. For all periods prior to the Acquisition, the music and publishing businesses formerly owned by Time Warner are referred to as “Old WMG” or the “Predecessor.” For all periods subsequent to the Acquisition, the business is referred to as the “Company” or the “Successor.” In addition, summary historical financial data for 2000 does not reflect the pushdown of a portion of the purchase price relating to the AOL Time Warner Merger that occurred in 2001 to our financial statements.

Our summary unaudited pro forma financial data for the twelve months ended September 30, 2004 give effect, in the manner described under “Pro Forma Consolidated Condensed Financial Statements” and the notes thereto, to (i) the acquisition of the business by Acquisition Corp. effective as of March 1, 2004 (the “Acquisition”) and the borrowings under the senior secured credit facility and bridge loan and an initial capital investment by the Investor Group (the “Original Financing”), (ii) the use of the proceeds from the issuance of Acquisition Corp.’s $465 million 7 3/8% senior subordinated notes due 2014 (the “dollar notes”) and £100 million 8 1/8% senior subordinated notes due 2014 (the “sterling notes”, and collectively with the dollar notes the “Acquisition Corp. Notes”), additional borrowings under the senior secured credit facility and cash on hand to repay or return certain amounts incurred in connection with the Original Financing (the “Refinancing”), (iii) our CD and DVD manufacturing, packaging and physical distribution agreements (the “Cinram Agreements”) with Cinram, (iv) the Holdings’ Refinancing, (v) the Recapitalization and the Initial Public Offering and (vi) the Concurrent Transactions as if they all occurred as of October 1, 2003. The summary pro forma financial data are presented for informational purposes only and are not necessarily indicative of our financial position or results of operations that would have occurred had the transactions been consummated as of the dates indicated. In addition, the summary pro forma combined financial data are not necessarily indicative of our future financial condition or operating results.

The following summary unaudited pro forma consolidated condensed statement of operations for the nine months ended June 30, 2005 gives effect to (i) the Holdings Refinancing, (ii) the Initial Public Offering and (iii) the Concurrent Transactions, as of October 1, 2003. All financial effects resulting from the Acquisition and the Original Financing, the Cinram Agreements and the Refinancing are already reflected in our historical statement of operations for the nine months ended June 30, 2005, and accordingly, no pro forma adjustments to the statement of operations for such period are necessary.

You should read the information contained in this table in conjunction with “Pro Forma Consolidated Condensed Financial Statements,” “Selected Historical Consolidated Financial and Other Data” and our historical financial statements and the accompanying notes thereto included or incorporated by reference herein.

	Historical										Pro Forma
	Predecessor							Successor			Twelve Months Ended September 30, 2004(1)	Nine Months Ended June 30, 2005(1)
	Fiscal Years Ended November 30,				Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Five Months Ended February 29, 2004	Four Months Ended June 30, 2004	Seven Months Ended September 30, 2004	Nine Months Ended June 30, 2005
	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Statement of Operations Data:
Revenues	$3,461	$3,226	$3,290	$3,376	$2,487	$779	$1,668	$971	$1,769	$2,597	$3,436	$2,597
Cost of revenues	(1,960)	(1,731)	(1,873)	(1,940)	(1,449)	(415)	(906)	(523)	(944)	(1,377)	(1,843)	(1,377)
Selling, general and administrative expenses	(1,297)	(1,402)	(1,282)	(1,286)	(995)	(319)	(610)	(373)	(677)	(942)	(1,291)	(942)
Impairment of goodwill and other intangible assets	—	—	(1,500)	(1,019)	—	—	(1,019)	—	—	—	(1,019)	—
Depreciation and amortization	(282)	(868)	(249)	(328)	(272)	(72)	(128)	(81)	(140)	(180)	(245)	(180)
Operating income (loss)	(36)	(766)	(1,542)	(1,158)	(197)	(11)	(972)	15	18	65	(929)	138
Interest expense, net	(13)	(34)	(23)	(5)	(5)	(2)	(2)	(45)	(80)	(140)	(150)	(120)
Income (loss) before cumulative effect of accounting change	(408)	(910)	(1,230)	(1,353)	(201)	(32)	(1,184)	(101)	(238)	(139)	(901)	(23)
Net income (loss)	$(408)	$(910)	$(6,026)	$(1,353)	$(201)	$(32)	$(1,184)	$(101)	$(238)	$(139)	(901)	$(23)
Net Income (loss) per common share(1)
Basic	—	—	—	—	—	—	—	—	$(2.21)	$(1.22)	(6.43)	(0.20)
Diluted	—	—	—	—	—	—	—	—	$(2.21)	$(1.22)	(6.43)	(0.20)
Average common shares(1)
Basic	—	—	—	—	—	—	—	—	107.5	114.1	140.1	114.1
Diluted	—	—	—	—	—	—	—	—	107.5	114.1	140.1	114.1
Segment Data:
Revenues:
Recorded Music	$2,929	$2,701	$2,752	$2,839	$2,039	$630	$1,430	$767	$1,429	$2,149	N/A	N/A
Music Publishing	554	547	563	563	467	157	253	208	348	470	N/A	N/A
Intersegment eliminations	(22)	(22)	(25)	(26)	(19)	(8)	(15)	(4)	(8)	(22)	N/A	N/A

Total revenues	$3,461	$3,226	$3,290	$3,376	$2,487	$779	$1,668	$971	$1,769	$2,597	$3,436	$2,597

Operating income (loss):
Recorded Music	$(22)	$(733)	$(1,206)	$(1,130)	$(181)	$(9)	$(958)	$22	$24	188	N/A	N/A
Music Publishing	47	23	(273)	23	19	17	21	22	53	55	N/A	N/A
Corporate expenses	(61)	(56)	(63)	(51)	(35)	(19)	(35)	(29)	(59)	(178)	N/A	N/A

Total operating income (loss)	$(36)	$(766)	$(1,542)	$(1,158)	$(197)	$(11)	$(972)	$15	$18	$65	$(929)	$138

OIBDA(2):
Recorded Music	$214	$73	$173	$116	$8	$38	$146	$78	$120	$313	N/A	N/A
Music Publishing	91	81	88	107	88	38	57	43	87	99	N/A	N/A
Corporate expenses	(59)	(52)	(54)	(34)	(21)	(15)	(28)	(25)	(49)	(167)	N/A	N/A

Total OIBDA(2)	$246	$102	$207	$189	$75	$61	$175	$96	$158	$245	$335	$318

	Historical										Pro Forma
	Predecessor							Successor			Twelve Months Ended September 30, 2004(2)	Nine Months Ended June 30, 2005(2)
	Fiscal Years Ended November 30,				Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Five Months Ended February 29, 2004	Four Months Ended June 30, 2004	Seven Months Ended September 30, 2004	Nine Months Ended June 30, 2005
	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$75	$(122)	$(13)	$278	$257	$321	$352	$37	$86	$172	N/A	N/A
Investing activities	(153)	(175)	(365)	(65)	(73)	14	17	(2,648)	(2,663)	(54)	N/A	N/A
Financing activities	61	227	385	(121)	(151)	(10)	18	2,669	2,661	(407)	N/A	N/A
Capital expenditures	(64)	(91)	(88)	(51)	(30)	(3)	(24)	(5)	(15)	(20)	N/A	N/A
Balance Sheet Data (at period end):
Cash and equivalents	$106	$34	$41	$144	$80	$471	$471	$528	$555	$265	N/A	$265
Total assets	6,791	17,642	5,679	4,484	5,255	4,560	4,560	5,094	5,090	4,521	N/A	4,521
Total debt (including current portion of long-term debt)	102	115	101	120	115	132	132	1,845	1,840	2,249	N/A	2,249
Shareholder’s equity (deficit)	5,228	14,588	3,001	1,587	2,673	1,691	1,691	749	280	113	N/A	113

(1)	See “Pro Forma Consolidated Condensed Financial Statements.”
(2)	We evaluate segment and consolidated performance based on several factors, of which the primary measure is operating income (loss) before non-cash depreciation of tangible assets, non-cash amortization of intangible assets and non-cash impairment charges to reduce the carrying value of goodwill and intangible assets (which we refer to as “OIBDA”). See “Use of OIBDA” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein. Note that OIBDA is different from Adjusted EBITDA as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Covenant Compliance”, which is presented on a consolidated and combined basis therein as a covenant compliance measure. The following is a reconciliation of operating income, which is a GAAP measure of our operating results, to OIBDA

	Historical										Pro Forma
	Predecessor							Successor			Twelve Months Ended September 30, 2004(2)	Nine Months Ended June 30, 2005(2)
	Fiscal Years Ended November 30,				Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Five Months Ended February 29, 2004	Four Months Ended June 30, 2004	Seven Months Ended September 30, 2004	Nine Months Ended June 30, 2005
	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Operating income (loss)	$(36)	$(766)	$(1,542)	$(1,158)	$(197)	$(11)	$(972)	$15	$18	$65	$(929)	$138
Depreciation and amortization expense	282	868	249	328	272	72	128	81	140	180	245	180
Impairment of goodwill and other intangible assets	—	—	1,500	1,019	—	—	1,019	—	—	—	1,019	—

OIBDA	$246	$102	$207	$189	$75	$61	$175	$96	$158	$245	$335	$318

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to purchase any common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to the Business

Increased costs associated with corporate governance compliance may significantly affect our results of operations.

The Sarbanes-Oxley Act of 2002 and our being subject to the Securities Exchange Act of 1934, as amended, will require changes in some of our corporate governance and securities disclosure and compliance practices, and will require a review of our internal control procedures. For example, we are now required to have disclosure controls, which currently need to be improved. We expect these developments to increase our legal compliance and financial reporting costs. In addition, they could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. Finally, director and officer liability insurance for public companies like us has become more difficult and more expensive to obtain, and we may be required to accept reduced coverage or incur higher costs to obtain coverage that is satisfactory to us and our officers or directors. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude or additional costs we may incur as a result.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. Section 404 requires a reporting company such as ours to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. We will be required to comply with Section 404 as of September 30, 2006. We are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. In the course of our ongoing evaluation, we have identified areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our results.

Our outside auditors have identified weaknesses in our internal controls that could affect our ability to ensure timely and reliable financial reports.

In addition to our evaluation of internal controls under Section 404 of the Sarbanes-Oxley Act and any areas requiring improvement that we identify as part of that process, in connection with our most recent audit and the most recent audit of Acquisition Corp., our outside auditors identified a number of significant deficiencies that together constitute material weaknesses in our internal controls. A material weakness, as defined by the Public Company Accounting Oversight Board, is a significant deficiency that by itself, or in combination with other significant deficiencies, results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

During the transition from a subsidiary of a multinational company to a stand alone entity, our outside auditors advised the audit committee of our board of directors and our management that numerous entity level controls were limited or not in place, including the need for a permanent chief financial officer (who we have since hired) and additional skilled accounting and SEC experienced personnel to enhance the accounting department both domestically and internationally, the need to develop a tax group, the need to establish our own internal audit department, the need to considerably enhance our documentation of our systems and controls, and the need to develop and implement a formal code of conduct. In addition, our outside auditors noted that our domestic operations currently use different royalty systems, which has created certain complexities in reconciling royalty expense and payables. While we recognize that additional staff is needed to cope with current requirements in royalty processing until a new system can be developed, we may not be able to hire and train additional staff. Finally, our auditors noted that our overall controls at our print business are significantly deficient. In December 2004, we entered into a definitive agreement to sell our print business to Alfred Publishing, and the sale was closed on May 31, 2005.

We have already taken a number of actions to begin to address the items identified including:

•	hiring a permanent chief financial officer;

•	establishing an audit committee and appointing an independent director who is a financial expert as the chair of the committee;

•	outsourcing our internal audit functions and hiring a director of internal audit;

•	hiring internal and external resources to lead our Section 404 evaluation efforts;

•	adopting a new code of conduct and hiring outside consultants to assist in the implementation of the new code of conduct;

•	hiring additional outside resources to assist our internal personnel with royalties accounting and SEC reporting;

•	hiring other accounting and SEC experienced personnel to enhance the accounting department;

•	hiring a director of taxation and other tax department members; and

•	entering into a joint venture with Universal Music Group, Exigen Group and Lightspeed Venture Partners to build a new uniform royalty system for all U.S. operations.

While we have begun to take actions to address the items identified, additional measures will be necessary and these measures along with other measures we expect to take to improve our internal controls may not be sufficient to address the issues identified by our outside auditors or ensure that our internal controls are effective. If we are unable to provide reliable and timely financial reports our business and prospects could suffer material adverse effects and our share price could be adversely affected.

The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.

Illegal downloading of music from the Internet, CD-R piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While

DVD-Audio, DualDisc and downloadable digital files are thought to represent potential new avenues for growth, no significant new legitimate audio format has yet emerged to take the place of the CD. The value of worldwide sales (recorded music, excluding sales of digital tracks), as recorded by IFPI at fixed 2004 exchange rates, fell as the music industry witnessed a decline of 1.6% from 1999 to 2000, 1.3% from 2000 to 2001, 6.7% from 2001 to 2002, 7.6% from 2002 to 2003 and 1.3% from 2003 to 2004. Although we believe that the recorded music industry should improve as evidenced by the year-over-year growth in U.S. music physical unit sales in 2004 and flat performance in overall (physical and digital) music unit sales globally in 2004, the best year-on-year trend in global music sales for five years according to the IFPI, the industry may relapse into a period of decline as witnessed from 1999 to 2003. We cannot assure you as to the timing or the extent of any improvement in the industry or that the evidence of improvement in 2004 based upon U.S. sales through the one-year period ending January 2, 2005 and global sales in the first half of 2004 will continue. For example, as of August 21, 2005, year-to-date U.S. recorded music sales (excluding sales of digital tracks) are down approximately 7.66% year-over-year. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our Recorded Music business. Additionally, a declining recorded music industry is also likely to have a negative impact on our Music Publishing business, which generates a significant portion of its revenues from mechanical royalties, primarily from the sale of music in CD and other recorded music formats.

There may be downward pressure on our pricing and our profit margins.

There are a variety of factors which could cause us to reduce our prices and erode our profit margins. They are, among others, increased price competition among record companies resulting from the Universal and Sony BMG recorded music duopoly, price competition from the sale of motion pictures in DVD-Video format and videogames, the ever greater price negotiating leverage of mass merchandisers and big box retailers, the increased costs of doing business with mass merchandisers and big box retailers as a result of complying with operating procedures that are unique to their needs and the adoption by record companies of initially lower-margin formats such as DualDisc and DVD-Audio. See “Risk Factors—We may be materially and adversely affected by the formation of Sony BMG Music Entertainment.”

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain artists and songwriters and by the existence or absence of superstar releases and by local economic conditions in the countries in which we operate.

We are dependent on identifying, signing and retaining artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among record companies for such talent is intense. Competition among record companies to sell records is also intense and the marketing expenditures necessary to compete have increased as well. We are also dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow under terms that are economically attractive to us. Our competitive position is dependent on our continuing ability to attract and develop talent whose work can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists and songwriters under terms that are economically attractive to us. Our financial results may also be affected by the existence or absence of superstar artist releases during a particular period. Some music industry observers believe that the number of superstar acts with long-term appeal, both in terms of catalog sales and future releases, has declined in recent years. Additionally, our financial results are generally affected by the general economic and retail environment of the countries in which we operate, as well as the appeal of our recorded music catalog and our music publishing library.

We may have difficulty addressing the threats to our business associated with home copying and Internet downloading.

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to create unauthorized copies of our recordings in the form of, for example, CDs and MP3 files. A substantial portion of our revenue comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread dissemination on the Internet without an economic return to us. We are working to control this problem through litigation, by lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws and by establishing legitimate new media business models. We cannot give any assurances that such measures will be effective. For instance, the Inducing Infringement of Copyrights Act of 2004 introduced in the Senate on June 22, 2004 was not enacted in 2004. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor, such as in the original decisions in the recent file-sharing case in the U.S., Metro-Goldwyn-Mayer Studios, Inc. et al vs. Grokster Ltd. et al), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting our intellectual property (whether copyrights or other rights such as patents, trademarks and trade secrets) or entertainment-related products or services, our results of operations, financial position and prospects may suffer. On March 29, 2005, the U.S. Supreme Court heard the appeal of the decision of the U.S. Court of Appeals for the 9th Circuit in the Grokster case. The issue to be decided by the Supreme Court was the liability of file sharing software developers and vendors for the copyright infringement that takes place on their services. Both the district court and the Ninth Circuit had found that Grokster and Streamcast could not be found contributorily and vicariously liable for the copyright infringement committed by the users of their services. On June 7, 2005, the U.S. Supreme Court held that one who distributes a device with the object of promoting its use to infringe copyright, as shown by clear expression or other affirmative steps taken to foster infringement, going beyond mere distribution with knowledge of third-party action, is liable for the resulting acts of infringement by third parties using the device, regardless of the lawful uses of the device. The U.S. Supreme Court sent the case back to the trial court so that the trial process can determine whether the defendant companies intentionally encouraged infringement.

Organized industrial piracy may lead to decreased sales.

The global organized commercial pirate trade is a significant threat to the music industry. Worldwide, industrial pirated music (which encompasses unauthorized physical copies manufactured for sale but does not include Internet downloads or home CD burning) is estimated to have generated over $4.6 billion in revenues in 2004, according to IFPI. IFPI estimates that 1.2 billion pirated units were manufactured in 2004. According to IFPI estimates, approximately 34% of all music CDs sold worldwide in 2004 were pirated. Unauthorized copies and piracy contributed to the decrease in the volume of legitimate sales and put pressure on the price of legitimate sales. They have had, and may continue to have, an adverse effect on our business.

Our restructuring plan may not be successful and may adversely affect our business.

The scope of our restructuring plan is broad and significant and may cause losses to our business that we cannot predict. At the time of the Acquisition, we had identified up to $277 million of annualized cost savings to be achieved within 18 months and had identified approximately $310 million of associated restructuring charges. Although we have now implemented annualized cost savings of approximately $250 million and expect the actual charges to be between $225 million and $250 million, we cannot assure you that:

•	we will actually achieve all such identified savings;

•	we will implement all measures needed to achieve such savings; and

•	the costs to implement our restructuring plan will not exceed our identified costs due to, among other things, higher than expected costs related to staff reductions or consolidation of our operations.

The primary challenge we face in realizing the cost savings in our restructuring plan is avoiding increased costs required to support our ongoing operations. Specifically, a variety of factors could cause us not to achieve the benefits of the restructuring, or could result in harm to our business, including, among others, the following:

•	higher than expected retention costs for employees that will be retained;

•	increased operating costs or other unexpected costs associated with supporting the business and meeting financial objectives such as revenue growth;

•	loss of revenues and market share due to, among other things, a diminished ability to attract and hire desirable talent;

•	unexpected loss of artists or key employees; and

•	loss of revenues and market share due to, among other things, a lack of sufficient resources to promote records and albums, and a lack of sufficient resources to attract new artists.

If we fail to successfully implement the remainder of the restructuring plan, including our cost-saving measures, our results of operations and financial position may suffer. In addition, we cannot predict the extent to which our restructuring plan may adversely affect our business.

Our involvement in intellectual property litigation could adversely affect our business.

Our business is highly dependent upon intellectual property, a field that has encountered increasing litigation in recent years. If we are alleged to infringe the intellectual property rights of a third party, any litigation to defend the claim could be costly and would divert the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any such litigation. If we were to lose a litigation relating to intellectual property, we could be forced to pay monetary damages and to cease the sale of certain products or the use of certain technology. Any of the foregoing may adversely affect our business.

The recorded music industry is under investigation by Eliot Spitzer, the Attorney General for the State of New York, regarding its practices in promoting its records to radio stations.

On September 7, 2004, November 22, 2004 and March 31, 2005, Eliot Spitzer, the Attorney General of the State of New York, served us with requests for information in the form of subpoenas duces tecum in connection with an industry-wide investigation of the relationship between music companies and radio stations, including the use of independent promoters and accounting for any such payments. In response to the Attorney General’s subpoenas, we have been producing documents and have substantially completed our production of documents. We also understand that the investigation has been expanded to include companies that own radio stations. The investigation is pursuant to New York Executive Law §63(12) and New York General Business Law §349, both of which are consumer fraud statutes. On July 25, 2005, Sony BMG Music Entertainment (“Sony BMG”) reached a settlement with the Attorney General. As part of such settlement, Sony BMG agreed to make $10 million in charitable payments and to abide by a list of permissible and impermissible promotional activities. Commissioner Adelstein of the Federal Communications Commission has subsequently called for an investigation into the same or related subject matter. FCC Chairman Kevin J. Martin has also directed the Enforcement Bureau to review the settlement agreement reached by Sony BMG and investigate any incidents in which the agreement discloses evidence of payola rule violations as well as investigating any evidence of payola rule violations outside of the Sony BMG settlement the Bureau may be presented with. While it is too soon to predict the outcome of this investigation and the FCC announcements on us, the investigation by Spitzer, the FCC announcements and these recent developments have the potential to result in changes in the manner in which the recorded music industry promotes its records or financial penalties, which could adversely affect our business, including our brand value.

Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.

Our net sales, operating income and profitability, like those of other companies in the music business, are largely affected by the number and quality of albums that we release, our release schedule, and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business and other considerations and is made without regard to the timing of the release of our financial results. We report results of operations quarterly and our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments, which may result in significant fluctuations from period to period.

Our operating results fluctuate on a seasonal and quarterly basis, and, in the event we do not generate sufficient net sales in our first fiscal quarter, we may not be able to meet our debt service and other obligations, including those under the subordinated notes issued by Acquisition Corp. and Holdings.

Our business is seasonal. For the nine months ended June 30, 2005, we derived approximately 83% of our revenues from our Recorded Music business. In the recorded music business, purchases are heavily weighted towards the last three months of the calendar year which represent our first quarter under our new September 30 fiscal year. Historically, we have realized approximately 35% of recorded music net sales worldwide during the last three months of the calendar year, making those three months (i.e., our new first fiscal quarter) material to our full-year performance. We realized 35% of recorded music calendar year net sales during the last three months of 2004. This sales seasonality affects our operating cash flow from quarter to quarter. We cannot assure you that our recorded music net sales for the last three months of any calendar year will continue to be sufficient to meet our obligations or that they will be higher than such net sales for our other quarters. In the event that we do not derive sufficient recorded music net sales in such last three months, we may not be able to meet our debt service under the notes and our other obligations.

We may be unable to compete successfully in the highly competitive markets in which we operate and we may suffer reduced profits as a result.

The industry in which we operate is highly competitive, is based on consumer preferences and is rapidly changing. Additionally, the music industry requires substantial human and capital resources. We compete with other recorded music companies and music publishers to identify and sign new recording artists and songwriters who subsequently achieve long-term success and to renew agreements with established artists and songwriters. In addition, our competitors may from time to time reduce their prices in an effort to expand market share and introduce new services, or improve the quality of their products or services. We may lose business if we are unable to sign successful artists or songwriters or to match the prices or the quality of products and services, offered by our competitors. Our Music Publishing business competes not only with other music publishing companies, but also with songwriters who publish their own works. Our Recorded Music business is to a large extent dependent on technological developments, including access to and selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, our Recorded Music business may be adversely affected by technological developments that facilitate the piracy of music, such as Internet peer-to-peer file-sharing and CD-R activity; by its inability to enforce our intellectual property rights in digital environments; and by its failure to develop a successful business model applicable to a digital online environment. It also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on videocassettes and DVD, the Internet and computer and videogames.

Our business operations in some countries subject us to trends, developments or other events in foreign countries which may affect us adversely.

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country’s own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. However, our creative content does not necessarily enjoy universal appeal. As a result, our results can be affected not only by general industry trends, but also by trends, developments or other events in individual countries, including:

•	limited legal protection and enforcement of intellectual property rights;

•	restrictions on the repatriation of capital;

•	differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

•	varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

•	exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;

•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	tariffs, duties, export controls and other trade barriers;

•	longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;

•	recessionary trends, inflation and instability of the financial markets;

•	higher interest rates; and

•	political instability.

We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing countries.

In addition, our results can be affected by trends, developments and other events in individual countries. There can be no assurance that in the future other country-specific trends, developments or other events will not have such a significant adverse effect on our business, results of operations or financial condition.

Our business may be adversely affected by competitive market conditions and we may not be able to execute our business strategy.

We intend to increase revenues and cash flow through a business strategy which requires us to, among other things, continue to maximize the value of our music assets, significantly reduce costs to maximize flexibility and adjust to new realities of the market, continue to act to contain digital piracy and capitalize on digital distribution and emerging technologies.

Each of these initiatives requires sustained management focus, organization and coordination over significant periods of time. Each of these initiatives also requires success in building relationships with third parties and in anticipating and keeping up with technological developments and consumer preferences. The results of the strategy and the success of our implementation of this strategy will not be known for some time in the future. If we are unable to implement the strategy successfully or properly react to changes in market conditions, our financial condition, results of operations and cash flows could be adversely affected.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.

Our success depends, in part, upon the continuing contributions of our executive officers. Although we have employment agreements with our executive officers, there is no guarantee that they will not leave. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects. See “Prospectus Summary—Recent Developments—New Chief Financial Officer” and “Prospectus Summary—Recent Developments—New Head of Warner/Chappell Music.”

Legitimate channels for digital distribution of our creative content are a recent development, and their impact on our business is unclear and may be adverse.

We have positioned ourselves to take advantage of the Internet and wireless as a sales distribution channel and believe that the development of legitimate channels for digital music distribution holds promise for us in the future. However, legitimate channels for digital distribution are a recent development and we cannot predict their impact on our business. Any legitimate digital distribution channel that does develop may result in lower or less profitable sales for us than comparable physical sales. In addition, if piracy continues unabated and legitimate digital distribution channels fail to gain consumer acceptance, our results of operations could be harmed.

A significant portion of our music publishing revenues is subject to rate regulation either by government entities or by local third-party collection societies throughout the world, which may limit our profitability.

Mechanical royalties and performance royalties are the two largest sources of income to our Music Publishing business and mechanical royalties are a significant expense to our Recorded Music business. In the U.S., mechanical rates are set pursuant to industry negotiations contemplated by the U.S. Copyright Act and performance rates are set by performing rights societies and subject to challenge by performing rights licensees. Outside the U.S., mechanical and performance rates are typically negotiated on an industry-wide basis. The mechanical and performance rates set pursuant to such processes may adversely affect us by limiting our ability to increase the profitability of our Music Publishing business. If the mechanical rates are set too high it may also adversely affect us by limiting our ability to increase the profitability of our Recorded Music business.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

The reporting currency for our financial statements is the U.S. dollar. We have substantial assets, liabilities, revenues and costs denominated in currencies other than U.S. dollars. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. For the nine months ended June 30, 2005, approximately 54% of our revenues related to operations in foreign territories. From time to time, we enter into foreign exchange contracts to hedge the risk of unfavorable foreign currency exchange rate movements. As of June 30, 2005, we have hedged our material foreign currency exposures related to royalty payments remitted between our foreign affiliates and our U.S. affiliates for the balance of the fiscal year.

We may not have full control and ability to direct the operations we conduct through joint ventures.

We currently have interests in a number of joint ventures and may in the future enter into further joint ventures as a means of conducting our business. In addition, we structure certain of our relationships with recording artists and songwriters as joint ventures. We may not be able to fully control the operations and the assets of our joint ventures, and we may not be able to make major decisions or may not be able to take timely actions with respect to our joint ventures unless our joint venture partners agree.

The enactment of legislation limiting the terms by which an individual can be bound under a “personal services” contract could impair our ability to retain the services of key artists.

California Labor Code Section 2855 (“Section 2855”) limits the duration of time any individual can be bound under a contract for “personal services” to a maximum of seven years. In 1987, Subsection (b) was added, which provides a limited exception to Section 2855 for recording contracts, creating a damages remedy for record companies. Legislation was introduced in California to repeal Subsection (b) and then withdrawn. Legislation was introduced in New York to create a statute similar to Section 2855, which did not advance. There is no assurance that New York, California or any other state will not reintroduce or introduce similar legislation in the future. In fact, legislation similar to Section 2855 has recently been introduced in the New York Assembly. The repeal of Subsection (b) of Section 2855 and/or the passage of legislation similar to Section 2855 by other states could materially affect our results of operations and financial position.

We face a potential loss of catalog if it is determined that recording artists have a right to recapture rights in their recordings under the U.S. Copyright Act.

The U.S. Copyright Act provides authors (or their heirs) a right to terminate licenses or assignments of rights in their copyrighted works. This right does not apply to works that are “works made for hire”. Since the effective date of U.S. copyrightability for sound recordings (February 15, 1972), virtually all of our agreements with recording artists provide that such recording artists render services under an employment-for-hire relationship. A termination right exists under the U.S. Copyright Act for musical compositions that are not “works made for hire”. If any of our commercially available recordings were determined not to be “works made for hire”, then the recording artists (or their heirs) could have the right to terminate the rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting either at the end of 56 years from the date of copyright or on January 1, 1978, whichever is later). A termination of rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) can terminate our rights in musical compositions. However, we believe the effect of those terminations is already reflected in the financial results of our Music Publishing business.

If we acquire or invest in other businesses, we will face certain risks inherent in such transactions.

We may acquire, make investments in, or enter into strategic alliances or joint ventures with, companies engaged in businesses that are similar or complementary to ours. If we make such acquisitions or investments or enter into strategic alliances, we will face certain risks inherent in such transactions. For example, gaining regulatory approval for significant acquisitions or investments could be a lengthy process and there can be no assurance of a successful outcome. We could face difficulties in managing and integrating newly acquired operations. Additionally, such transactions would divert management resources and may result in the loss of artists or songwriters from our rosters. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures that they will be completed in a timely manner, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both.

We are controlled by entities that may have conflicts of interest with us or you in the future.

The Investor Group controls a majority of our capital stock on a fully diluted basis. In addition, representatives of the Investor Group occupy substantially all of the seats on our board of directors and pursuant to a stockholders agreement, will have the right to appoint all of the independent directors to our board. As a result, the Investor Group has the ability to control our policies and operations, including the appointment of management, the entering into of mergers, acquisitions, sales of assets, divestitures and other extraordinary transactions, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock, the incurrence of debt by us and the amendment of our certificate of incorporation and bylaws. The Investor Group will have the ability to prevent any transaction that requires the approval of our board of directors or the stockholders regardless of whether or not other members of our board of directors or stockholders believe that any such transaction is in their own best interests. For example, the Investor Group could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Additionally, the Investor Group is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investor Group may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Investor Group continues to hold a majority of our outstanding common stock, the Investor Group will be entitled to nominate a majority of our board of directors and will have the ability to effectively control the vote in any election of directors. In addition, so long as the Investor Group continues to own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

Our reliance on one company for the manufacturing, packaging and physical distribution of our products in North America and Europe could have an adverse impact on our ability to meet our manufacturing, packaging and physical distribution requirements.

Cinram is currently our exclusive supplier of manufacturing, packaging and physical distribution services in North America and most of Europe. Accordingly, our continued ability to meet our manufacturing, packaging and physical distribution requirements in those territories depends largely on Cinram’s continued successful operation in accordance with the service level requirements mandated by us in our service agreements. If, for any reason, Cinram were to fail to meet contractually required service levels, we would have difficulty satisfying our commitments to our wholesale and retail customers, which could have an adverse impact on our revenues. Even though our agreements with Cinram give us a right to terminate based upon failure to meet mandated service levels, and there are several capable substitute suppliers, it might be difficult for us to switch to substitute suppliers for any such services, particularly in the short-term, and the delay and transition time associated with finding substitute suppliers could itself have an adverse impact on our revenues. In addition, our agreements with Cinram begin to expire in 2006. If we are unable to negotiate renewals of these agreements we would have to switch to substitute suppliers. Further, pricing negotiated with Cinram in future agreements may be more or less favorable than the existing agreements.

We may be materially and adversely affected by the separation of our business from Time Warner.

As a result of the Acquisition, we are an independent entity. We cannot assure you that our separation from Time Warner will progress smoothly, which could materially and adversely impact our results. In the past, we have relied on contractual arrangements which required Time Warner and its affiliates to provide some services such as critical transitional services and shared arrangements to us such as tax, treasury, benefits and information technology, most of which expired as of December 31, 2004. We have replaced the majority of these services and arrangements and are in the process of replacing any remaining services and arrangements that we will still need as an independent entity. The new services and arrangements we have put in place may not operate as effectively or cost effectively as those we previously received from Time Warner and we may not be able to replace any remaining services and arrangements on terms and conditions, including service levels and cost, as favorable as those we have received from Time Warner.

We may be materially and adversely affected by the formation of Sony BMG Music Entertainment.

In August 2004 Sony Music Entertainment (“Sony”) and Bertelsmann Music Group (“BMG”) merged their recorded music businesses to form Sony BMG Music Entertainment (“Sony BMG”). As a result, the recorded music market now consists of four major players (Universal, Sony BMG, EMI Recorded Music (“EMI”) and us) rather than five (Universal, Sony, BMG, EMI and us). Prior to the formation of Sony BMG, there was one disproportionately large major, Universal, with approximately 25% market share and four other majors relatively equal in size with market shares ranging between 11% and 14%. Now there are two majors with global market shares over 25%, Universal and Sony BMG, and two significantly smaller majors, EMI and us, each with less than 15%. There is a threat that the change in the competitive landscape caused by the new Universal and Sony BMG duopoly could drive up the costs of artist signings and the costs of marketing and promoting records to our detriment.

Risks Related to our Leverage

Our substantial leverage on a consolidated basis could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of June 30, 2005, our total consolidated indebtedness was $2.249 billion. We have an additional $250 million available for borrowing under the revolving portion of Acquisition Corp.’s senior secured credit facility (less $4 million of current letters of credit).

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us and our subsidiaries to make payments on indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as certain of the borrowings of our subsidiaries, including borrowings under Acquisition Corp.’s senior secured credit facility, will be at variable rates of interest;

•	limiting our ability and the ability of our subsidiaries to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facility and the indentures relating to notes issued by Acquisition Corp. and Holdings. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Our subsidiaries may not be able to generate sufficient cash to service all of their indebtedness, and may be forced to take other actions to satisfy their obligations under such indebtedness, which may not be successful.

Our subsidiaries’ ability to make scheduled payments on or to refinance their debt obligations depends on our subsidiaries’ financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their and our control. Our subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on their indebtedness.

If our subsidiaries’ cash flows and capital resources are insufficient to fund their debt service obligations, we and our subsidiaries may be forced to reduce or delay investments in recording artists, and songwriters capital expenditures, or to sell assets, seek additional capital or restructure or refinance their indebtedness. These alternative measures may not be successful and may not permit our subsidiaries to meet their scheduled debt service obligations. In the absence of such operating results and financing resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our subsidiaries’ debt service and other obligations. The senior secured credit facility and the indentures governing the notes issued by Acquisition Corp. and Holdings restrict our subsidiaries’ ability to dispose of assets and use the proceeds from any such disposition. Our subsidiaries may not be able to consummate any such disposition or to obtain the proceeds which we could realize from them. Additionally, these proceeds may not be adequate to meet any debt service obligations then due.

Holdings also will be relying on Acquisition Corp. and its subsidiaries to make payments on the Holdings Notes. If Acquisition Corp. does not dividend funds to Holdings in an amount sufficient to make such payments, Holdings may default under the indenture governing the Holdings notes, which would result in all such notes becoming due and payable. Because Acquisition Corp.’s debt agreements have covenants that limit its ability to make payments to Holdings, Holdings may not have access to funds in an amount sufficient to service its indebtedness.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Acquisition Corp.’s senior secured credit agreement and the indentures governing the notes issued by Acquisition Corp. and Holdings contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit the ability of restricted subsidiaries of Holdings and Acquisition Corp. to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain indebtedness without securing the notes;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, under Acquisition Corp.’s senior secured credit agreement, Acquisition Corp., Holdings and their subsidiaries are required to satisfy and maintain specified financial ratios and other financial condition tests. Their ability to meet those financial ratios and tests can be affected by events beyond our control, and they may not be able to meet those ratios and tests. A breach of any of these covenants could result in a default under Acquisition Corp.’s senior secured credit agreement. Upon the occurrence of an event of default under Acquisition Corp.’s senior secured credit agreement, the lenders could elect to declare all amounts outstanding under Acquisition Corp.’s senior secured credit agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under Acquisition Corp.’s senior secured credit agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under Acquisition Corp.’s senior secured credit agreement. If the lenders under Acquisition Corp.’s senior secured credit agreement accelerate the repayment of borrowings, we may not have sufficient assets to repay Acquisition Corp.’s senior secured credit agreement, as well as any unsecured indebtedness. On December 6, 2004, we amended the senior secured credit agreement to make certain changes. In connection with the Initial Public Offering and the Concurrent Transactions, we amended the senior secured credit agreement.

Warner Music Group Corp. is a holding company, dependent on its subsidiaries, and the terms of Acquisition Corp.’s senior secured credit agreement and the indentures governing the notes issued by Acquisition Corp. and Holdings limit its subsidiaries from paying dividends or otherwise transferring their assets to it.

Our operations are conducted through our subsidiaries, and the ability of our subsidiaries to make payments to us is dependent on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries is obligated to make funds available to us. Further, the agreements governing the current and future indebtedness of our subsidiaries may not permit our subsidiaries to provide us with sufficient dividends, distributions or loans to pay dividends on our common stock. The terms of the indentures governing the

Acquisition Corp. Notes and Holdings Notes significantly restrict Acquisition Corp., Holdings and other subsidiaries from paying dividends and otherwise transferring assets to us. For example, the ability of Acquisition Corp. and Holdings to make such payments is governed by a formula based on 50% of each of their consolidated net income (which, as defined in the indentures governing such notes, excludes goodwill impairment charges and any after-tax extraordinary, unusual or nonrecurring gains and losses) accruing from June 1, 2004 and July 1, 2004, respectively. In addition, as a condition to making such payments to us based on such formula, Acquisition Corp. and Holdings must each have an adjusted EBITDA to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments. Acquisition Corp. may also make a restricted payment prior to April 15, 2009 if, immediately after giving pro forma effect to such restricted payment and any indebtedness incurred to finance such restricted payment, its net indebtedness to adjusted EBITDA ratio would not exceed 3.75 to 1 and its net senior indebtedness to adjusted EBITDA ratio would not exceed 2.50 to 1. In addition, Holdings may make a restricted payment if, immediately after giving pro forma effect to such restricted payment and any indebtedness incurred to finance such restricted payment, its net indebtedness to adjusted EBITDA ratio would not exceed 4.25 to 1.0. Notwithstanding such restrictions, the indentures permit an aggregate of $45.0 million and $75.0 million of such payments to be made by Acquisition Corp. and Holdings, respectively, whether or not there is availability under the formula or the conditions to its use are met. In addition, the Holdings indenture permits Holdings to dividend up to 6% per annum from proceeds of the Initial Public Offering received by Holdings.

Acquisition Corp.’s senior secured credit agreement permits Acquisition Corp. to make additional restricted payments to Holdings, the proceeds of which may be utilized by Holdings to make additional restricted payments, in an aggregate amount not to exceed $10.0 million (such amount subject to increase to $50.0 million if the leverage ratio as of the last day of the immediately preceding four fiscal quarters was less than 3.5 to 1), and subject to further increase in an amount equal to 50% of excess cash flow that is not otherwise applied pursuant to Acquisition Corp.’s senior secured credit agreement. In addition, Acquisition Corp.’s senior secured credit agreement permits Holdings to pay cash interest on its indebtedness (including the notes issued by Holdings) up to a maximum amount of $35 million in any fiscal year for the next five years. Thereafter, the credit agreement will permit Holdings to pay in cash interest when due that is then required to be paid in cash, assuming there has been no event of default under the senior secured credit agreement. The proposed amendment to the senior secured credit agreement will also permit distributions not in excess of $90 million in any fiscal year to be applied to pay regular quarterly cash dividends to holders of our common stock after the Initial Public Offering. Furthermore, Holdings’ subsidiaries will be permitted under the terms of Acquisition Corp.’s senior secured credit agreement and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to Holdings.

Risks Related to our Common Stock

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Our Investors continue to control a majority of our outstanding common stock as of the date of this prospectus. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, as applicable, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We currently utilize these exemptions. As a result, we do not currently have a majority of independent directors nor does our nominating and corporate governance committee, which also serves as our executive committee, and compensation committee consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with our Initial Public Offering, we, our directors and executive officers and the Investors agreed not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from May 10, 2005 continuing through the date that is 180 days after such date, except with the prior written consent of Goldman, Sachs & Co., one of the underwriters in our Initial Public Offering. This “lock-up” agreement expires on November 6, 2005.

We have approximately 148.5 million shares of common stock outstanding. Of those shares, the 32.6 million shares we sold in our Initial Public Offering are freely tradable. Approximately 108.0 million other shares of our common stock that are currently outstanding excluding unvested restricted stock will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual and Securities Act restrictions. None of those shares may currently be resold under Rule 144(k) without regard to volume limitation and approximately 108.0 million shares may, subject to existing lock up agreements, currently be sold subject to volume, manner of sale and other conditions of Rule 144. After the expiration of the 180-day lock-up period, the Investors, which will collectively beneficially own approximately 107.5 million shares, will have the ability to cause us to register the resale of their shares and certain holders of our unregistered common stock will be able to participate in such registration. In addition, we are registering all 8,305,390.72 shares of restricted common stock and up to 8,416,774 shares underlying options pursuant to our benefit plans and arrangements on registration statements on Form S-8 and such shares will also be available for future sale.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. As a result, the market price of our common stock could decline below the price at which you may buy the shares. You may be unable to resell your shares of our common stock at or above the price at which you buy them. Among other factors that could affect our stock price are:

•	actual or anticipated variations in operating results;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	actual or anticipated changes in the regulatory environment affecting the music industry;

•	changes in the retailing environment;

•	changes in the market valuations of other music industry peers; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

See also “—Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.” In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

Provisions in our Charter and amended and restated bylaws and Delaware law may discourage a takeover attempt.

Provisions contained in our Charter and amended and restated bylaws (“Bylaws”) and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our Charter and Bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our Charter authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated condensed statement of operations for the twelve months ended September 30, 2004 gives effect to (i) the Acquisition and the Original Financing, (ii) the Cinram Agreements, (iii) the Refinancing, (iv) the Holdings Refinancing, (v) the Initial Public Offering and (vi) the Concurrent Transactions as if they occurred as of October 1, 2003. Because we presented a shortened ten-month, transition period in the historical financial statements relating to our change in fiscal year that was enacted in 2004, the unaudited pro forma consolidated condensed statement of operations has been further adjusted to present a full consecutive twelve month period ended September 30, 2004 in order to provide more meaningful information to the users of our financial information.

The following unaudited pro forma consolidated condensed statement of operations for the nine months ended June 30, 2005 gives effect to (i) the Holdings Refinancing, (ii) the Initial Public Offering and (iii) the Concurrent Transactions, as of October 1, 2003. All financial effects resulting from the Acquisition and the Original Financing, the Cinram Agreements and the Refinancing are already reflected in our historical statement of operations for the nine months ended June 30, 2005, and accordingly, no pro forma adjustments to the statement of operations for such period are necessary.

Our pro forma consolidated condensed financial statements have been derived from, and should be read in conjunction with, our historical audited and interim unaudited financial statements, including the notes thereto, included or incorporated by reference herein. The pro forma consolidated condensed financial statements are presented for informational purposes only and are not necessarily indicative of our financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the pro forma consolidated condensed financial statements are not necessarily indicative of our future financial condition or operating results.

The Acquisition and the Original Financing

Pro forma adjustments for the Acquisition and the Original Financing reflect the purchase of substantially all of Time Warner’s music division effective on March 1, 2004 for an aggregate purchase price of $2.649 billion, including $78 million of direct acquisition costs (excluding financing fees) and a $24 million reduction in the purchase price, which was subsequently settled for $12 million. The consideration exchanged consisted of $2.560 billion of cash and $35 million of non-cash consideration in the form of warrants that give Historic TW the right to purchase common stock of Warner Music Group under certain conditions. The terms of the warrants are described elsewhere herein.

The cash portion of the Acquisition, including $78 million of direct acquisition costs, was financed by a $1.250 billion initial capital investment by the Investor Group and aggregate borrowings of $1.388 billion under the term loan portion of Acquisition Corp.’s senior secured credit facility and under Acquisition Corp.’s former senior subordinated bridge loan facility. We incurred $262 million of additional indebtedness under the term loan portion of the senior secured credit facility to pay certain financing-related fees, as well as to fund future working capital requirements that included a portion of the anticipated costs to restructure the business.

Restructuring Plan

We have conducted a detailed assessment of our existing cost structure. As a result of this assessment, we have identified substantial cost-reduction opportunities in our business, the majority of which are associated with headcount reductions from the consolidation of operations and the streamlining of corporate and label overhead. We have completed substantially all of the Restructuring Plan with approximately $250 million of annualized cost savings, the majority of which has been reflected in our statement of operations through June 30, 2005. We project the one-time costs associated with our restructuring to be $225 million to $250 million, of which approximately $177 million has been paid through June 30, 2005. We expect to pay a majority of the remaining costs in 2005 and 2006. Because there are still significant risks associated with the Restructuring Plan, we have not given pro forma effect to any cost savings or incremental one-time costs that have not already been reflected in our historical financial statements. See “Risk Factors.”

Purchase Price Allocation

The Acquisition was accounted for under the purchase method of accounting for business combinations. Accordingly, the estimated cost to acquire such assets was allocated to our underlying net assets in proportion to their respective fair values. Most of the valuations and other studies which provide the basis for such an allocation have been completed; however, we are still waiting for certain information in order to finalize the purchase price allocation, including a final settlement of terms with Time Warner. As more fully described in the notes to our pro forma condensed financial statements, a preliminary allocation of the excess of cost over the book value of net tangible assets has been made to identifiable intangible assets in the amounts of $1.216 billion to recorded music catalog, $808 million to music publishing copyrights, $978 million to goodwill and $110 million to trademarks.

The Cinram Agreements

Prior to the end of October 2003, we purchased manufacturing, packaging and physical distribution services from affiliates of Time Warner that were under the common control of Time Warner and our management. Pricing for such services was not negotiated on an arm’s-length basis and did not reflect market rates. At the end of October 2003, Time Warner sold its CD and DVD manufacturing, packaging and physical distribution operations to Cinram. As part of the sale, we and Time Warner entered into long-term arrangements with Cinram under which Cinram provides manufacturing, packaging and physical distribution services for our products in the U.S. and Europe. Accordingly, the pro forma consolidated condensed statement of operations for the twelve month period ended September 30, 2004 has been adjusted to reflect the more favorable market-based rates negotiated on an arm’s-length basis under the Cinram Agreements for the October 2003 period in which the Cinram Agreements were not in effect.

The Refinancing

Pro forma adjustments for the Refinancing reflect the interest-related effects relating to the issuance of approximately $654 million principal amount of the Acquisition Corp. Notes, an additional $50 million of borrowings under the term loan portion of Acquisition Corp.’s senior secured credit facility plus available cash on hand to (i) repay all $500 million in borrowings under Acquisition Corp.’s senior subordinated bridge loan facility and (ii) redeem a portion of the preferred stock in Holdings held by the Investor Group in the amount of $202 million, including accrued dividends of $2 million.

The Holdings Refinancing

Pro forma adjustments for the Holdings Refinancing reflect (i) the interest-related effects relating to the issuance by Holdings of $847 million aggregate principal amount at maturity of the Original Holdings Notes on December 23, 2004 and the use of the $681 million of proceeds therefrom, net of $15 million of debt issuance costs, to redeem the remaining preferred stock in Holdings in the amount of $209 million, including accrued dividends of $9 million, and to pay a dividend on Warner Music Group’s Class L Common Stock of $422 million and (ii) the payment of an aggregate of $50 million in dividends on Warner Music Group’s Class L Common Stock using the proceeds from the offering of the Original Holdings Notes, of which $43 million was paid on March 28, 2005 and the remaining $7 million distributed to the Investor Group on May 9, 2005.

The Initial Public Offering

Pro forma adjustments for the Initial Public Offering reflect (i) the issuance of 32,600,000 shares of Warner Music Group’s common stock and (ii) the use of all $517 million of the net proceeds from the issuance of common stock plus an amount of cash on hand to repay all outstanding Holdings Floating Rate Notes, all outstanding Holdings PIK Notes and 35% of the outstanding aggregate principal amount at maturity of Holdings Discount Notes, including redemption premiums and interest obligations through the redemption date of June 15, 2005. The pro forma adjustments also reflect the Recapitalization.

Concurrent Transactions

Pro forma adjustments for the Concurrent Transactions reflect the effect of obtaining the new amendment to Acquisition Corp.’s senior secured credit facility, including the incurrence of $250 million of additional borrowings. Pro forma adjustments also reflect the use of the $247 million of net proceeds therefrom, plus $99 million of available cash on hand (i) to pay approximately $138 million to Historic TW to repurchase the Three-Year Warrants, (ii) to pay $73 million to terminate the management services agreement with the Investor Group, (iii) to pay an $8.5 million dividend in satisfaction of the remaining liquidation preference on Warner Music Group’s Class L Common Stock, (iv) to pay a $100.5 million dividend to the holders of Warner Music Group’s Class L Common Stock and Class A Common Stock, including approximately $7 million relating to the holders of unvested shares of restricted stock which will be paid at a later date when, and if, such restricted shares vest, and (v) to pay one-time special bonuses of approximately $33 million to management and employees of Warner Music Group, consisting of (a) approximately $20 million to be paid to holders of restricted stock and stock options to make employees whole for certain unfavorable tax consequences, (b) approximately $3 million to be paid to holders of stock options representing an adjustment for outstanding options as a result of the special cash dividend on Warner Music Group’s Class L and Class A Common Stock and (c) approximately $10 million to substantially all of our employees who will have no equity participation in Warner Music Group.

Interest Rate Sensitivity

As of June 30, 2005, Warner Music Group had $537 million of funded variable-rate indebtedness, net of the effect of $897 million notional amount of interest-rate swaps that effectively convert a portion of our variable-rate indebtedness to fixed-rate indebtedness. As such, we are sensitive to changes in interest rates. For each 0.25% increase or decrease in interest rates, our interest expense and net loss each would increase or decrease, respectively, by approximately $1 million.

Non-cash, Stock-based Compensation Expense

Our board recently approved certain changes to the terms of previously granted stock options. For accounting purposes, these changes constituted a modification of the terms of the grants. Accordingly, we will be required to remeasure the aggregate compensation expense relating to such grants. Based on our preliminary analysis, we expect our aggregate non-cash compensation expense to increase to approximately $34 million for all awards granted as of April 14, 2005, which will be recognized over the vesting period of such awards. Such amount of non-cash compensation expense is expected to be recognized in the following manner: $15 million in fiscal 2005, $10 million in fiscal 2006, $6 million in fiscal 2007 and $3 million in fiscal 2008. This compares to previously recorded non-cash, stock-based compensation expense included in our pro forma consolidated condensed statements of operations of $1 million for the twelve months ended September 30, 2004 and $18 million for the nine months ended June 30, 2005.

WARNER MUSIC GROUP

PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

For The Twelve Months Ended September 30, 2004

	Historical Combined Ten Months Ended September 30, 2004 (1)	Historical Two Months Ended November 30, 2003 (2)	Subtotal Historical Twelve Months Ended September 30, 2004	Pro Forma Adjustments
				Excluded Net Assets (3)	The Acquisition and the Original Financing (4)	The Cinram Agreements (5)	The Refinancing Corp. (6)	The Holdings Refinancing (7)	The Initial Public Offering (8)	The Concurrent Transactions (9)	Pro Forma
	(in millions, unaudited)
Revenues	$2,548	$889	$3,437	$(1)	$—	$—	$—	$—	$—	$—	$3,436
Costs and expenses:
Costs of revenues(a)	(1,359)	(491)	(1,850)	2	—	5	—	—	—	—	(1,843)
Selling, general and administrative expenses(a)	(996)	(291)	(1,287)	—	(4)	—	—	—	—	—	(1,291)
Impairment of goodwill and other intangible assets	—	(1,019)	(1,019)	—	—	—	—	—	—	—	(1,019)
Amortization of intangible assets	(160)	(41)	(201)	—	23	—	—	—	—	—	(178)
Restructuring costs	(26)	(8)	(34)	—	—	—	—	—	—	—	(34)

Total costs and expenses	(2,541)	(1,850)	(4,391)	2	19	5					(4,365)

Operating income (loss)	7	(961)	(954)	1	19	5	—	—	—	—	(929)
Interest expense, net	(82)	—	(82)	(5)	(40)	—	(8)	(64)	48	1	(150)
Net investment-related losses	—	(9)	(9)	—	—	—	—	—	—	—	(9)
Equity in the losses of equity—method investees, net	(4)	(9)	(13)	(1)	—	—	—	—	—	—	(14)
Deal-related transaction and other costs	—	(63)	(63)	—	—	—	—	—	—	—	(63)
Loss on repayment of bridge loan	(6)	—	(6)	—	—	—	6	—	—	—	—
Unrealized loss on warrants	(120)	—	(120)	—	—	—	—	—	—	120	—
Other expense, net	(4)	(7)	(11)	—	—	—	—	—	—	—	(11)
Minority interest expense	(14)	—	(14)	—	(26)	—	20	20	—	—	—

Income (loss) before income taxes	(223)	(1,049)	(1,272)	(5)	(47)	5	18	(44)	48	121	(1,176)
Income tax benefit (expense)	(47)	(103)	(150)	423	—	—	2	—	—	—	275

Net income (loss)	$(270)	$(1,152)	$(1,422)	$418	$(47)	$5	$20	$(44)	$48	$121	$(901)

Net loss per common share(10)
Basic											$(6.43)

Diluted											$(6.43)

Average common share(10)
Basic											140.1

Diluted											140.1

(a) Income depreciation expense of:	$(52)	$(15)	$(67)	$—	$—	$—	$—	$—	$—	$—	$(67)

WARNER MUSIC GROUP

NOTES TO THE PRO FORMA CONSOLIDATED CONDENSED STATEMENT

OF OPERATIONS

(1)	Reflects the historical operating results for the combined ten-month transition period ended September 30, 2004 of Warner Music Group Corp., as follows:

	Successor	Predecessor	Combined
	Seven-Month Period Ended September 30, 2004	Three-Month Period Ended February 29, 2004	Ten-Month Period Ended September 30, 2004
		(in millions)
Revenues	$1,769	$779	$2,548
Costs and expenses:
Costs of revenues(a)	(944)	(415)	(1,359)
Selling, general and administrative expenses(a)	(677)	(319)	(996)
Impairment of goodwill and other intangible assets	—	—	—
Amortization of intangible assets	(104)	(56)	(160)
Restructuring costs	(26)	—	(26)

Total costs and expenses	(1,751)	(790)	(2,541)

Operating income (loss)	18	(11)	7
Interest expense, net	(80)	(2)	(82)
Net investment-related losses	—	—	—
Equity in the losses of equity-method investees, net	(2)	(2)	(4)
Deal-related transaction and other costs	—	—	—
Loss on repayment of bridge loan	(6)	—	(6)
Unrealized loss on warrants	(120)	—	(120)
Other expense, net	(4)	—	(4)
Minority interest expense	(14)	—	(14)

Loss before income taxes	(208)	(15)	(223)
Income tax expense	(30)	(17)	(47)

Net loss	$(238)	$(32)	$(270)

(a) Includes depreciation expense of:	$(36)	$(16)	$(52)

(2)	Reflects the historical operating results for the pre-acquisition, two-month period ended November 30, 2003 of Warner Music Group Corp.

(3)	Reflects pro forma adjustments to exclude the historical, pre-acquisition operating results relating to assets and liabilities that were not acquired or assumed by us in the Acquisition. Such adjustments consist of (i) the elimination of $15 million of interest income on cash and equivalents that were not acquired, (ii) the elimination of $10 million of interest expense on debt, capital lease and intercompany obligations that were not assumed, (iii) the elimination of $1 million of net, income on equity-method investees that were not acquired, (iv) the elimination of $1 million of revenues and $2 million of distribution costs relating to the sale of our physical distribution operations to Cinram, and (v) the elimination of $423 million of tax expense relating to the write-off of a deferred tax asset for net operating losses that was only available to us while we remained a member of the Time Warner consolidated tax return.

No tax benefit has been provided on the aggregate pro forma decrease in pretax income due to the uncertainty of realization of Holdings’ U.S.-based deferred tax assets.

(4)	Pro forma adjustments to record the Acquisition and the Original Financing for the twelve months ended September 30, 2004 reflect:

•	an increase in interest expense of $40 million for the five-month period ended February 29, 2004 consisting of (i) a $19 million increase relating to $1.15 billion of borrowings under the term loan portion of our senior secured credit facility used to fund a portion of the cash purchase price and other transaction costs at a variable interest rate of 3.90% per annum based on three-month LIBOR rates for the five-month period ended February 29, 2004 plus a margin of 2.75%, (ii) a $16 million increase relating to $500 million of borrowings under Acquisition Corp.’s senior subordinated bridge loan facility used to fund a portion of the cash purchase price at an interest rate of 7.5% per annum and (iii) a $5 million increase relating to the amortization of $78 million of financing-related fees using a weighted-average life of 7 years paid in connection with the senior secured credit facility and senior subordinated bridge loan facility;

•	an increase in selling, general and administrative expenses of $4 million for the five-month, pre-acquisition period ended February 29, 2004 relating to the $10 million annual management advisory fees paid to the Investor Group under the management services agreement described elsewhere herein;

•	an increase in minority interest in the amount of $26 million to reflect aggregate annual preferred dividends of $40 million based on the original liquidation preference of $400 million and a dividend rate of 10% per annum on Holdings’ preferred shares held by the Investor Group;

•	a net decrease in amortization expense of intangible assets in the amount of $23 million for the five-month, pre-acquisition period ended February 29, 2004 consisting of (i) the elimination of $97 million of historical amortization expense which more than offset (ii) an increase in amortization expense of $74 million relating to the new values allocated on a preliminary basis to our finite-lived identifiable intangible assets. The pro forma adjustment for the new amortization expense was calculated as follows:

Intangible Assets Acquired	Allocated Value	Weighted- Average Useful Life	Annual Amortization Expense	Pro Forma Adjustments for the Five-Month, Pre-Acquisition Period Ended February 29, 2004
	(millions)	(years)	(millions)	(millions)
Finite-Lived Intangible Assets:
Recorded music catalog	$1,216	10	$122	$51
Music publishing catalog	808	15	54	23
Trademarks	10	15	1	—
Other intangible assets subject to amortization	5	5	1	—

	$2,039		$178	74

Indefinite-Lived Intangible Assets:
Trademarks	$100	Indefinite	—	—
Goodwill	978	Indefinite	—	—

	$1,078		—	—

Total intangible assets	$3,117		$178	$74

No tax benefit has been provided on the aggregate pro forma decrease in pretax income due to the uncertainty of realization of Warner Music Group’s U.S.-based deferred tax assets.

(5)	Reflects pro forma adjustments to decrease cost of revenues in the amount of $5 million for the October 2003 period in which the more favorable, market-based pricing arrangements under the third-party Cinram Agreements for manufacturing, packaging and physical distribution services were not in effect.

No tax provision has been provided on the pro forma increase in pretax income arising from this adjustment. This is because this adjustment, when taken in combination with the other pro forma adjustments described herein, still results in an aggregate net pretax loss for the Company. Accordingly, no tax benefit has been provided on the aggregate pro forma adjustments to pretax loss due to the uncertainty of realization of Warner Music Group’s U.S.-based deferred tax assets.

(6)	Pro forma adjustments to record the Refinancing for the twelve months ended September 30, 2004 reflect:

•	a net increase in interest expense of $8 million and the elimination of a $6 million loss incurred on the repayment of the bridge loan. The pro forma adjustment to interest expense is calculated as follows:

Description	Annual Interest Expense(a)	Amount of Interest Expense in Historical Operating Results	Pro Forma Adjustment
		(in millions)
• Issuance of $465 million principal amount of U.S. dollar notes at a fixed interest rate of 7.375% per annum	$34	$16	$18
• Issuance of £100 million principal amount of sterling notes at a fixed interest rate of 8.125% per annum, which has been translated at a U.S. Dollar equivalent rate of $1.80 per British Pound	15	7	8
• Additional $50 million of borrowings under the term loan portion of Acquisition Corp.’s senior secured credit facility at a variable interest rate of 4.01% per annum	2	1	1
• Amortization of $34 million of debt issuance costs arising from the issuance of the Acquisition Corp. Notes over a weighted average life of 10 years	3	2	1

	$54	$26	$28

Elimination of pro forma interest expense relating to the repayment of $500 million of borrowings under Acquisition Corp.’s senior subordinated bridge facility			(20)

			$8

(a)	With respect to variable-rate debt, interest expense is based upon underlying three-month LIBOR rates for the twelve months ended September 30, 2004.

•	a decrease in minority interest expense of $20 million resulting from the redemption of half of the shares of Holdings preferred stock that had a liquidation preference of $200 million and a dividend rate of 10% per annum.

Tax benefits of $2 million have been provided at a 30% tax rate on the $8 million pro forma decrease in international pretax income relating to Acquisition Corp.’s sterling notes. However, no tax provision has been provided on the pro forma increase in U.S.-based pretax income relating to minority interest expense. This is because this adjustment, when taken in combination with the other pro forma adjustments described herein, still results in an aggregate net pretax loss for the Company. Accordingly, no tax benefit has been provided on the aggregate pro forma adjustments to U.S.-based pretax loss due to the uncertainty of realization of Warner Music Group’s U.S.-based deferred tax assets.

(7)	Pro forma adjustments to record the Holdings Refinancing for the twelve months ended September 30, 2004 reflect:

•

an increase in interest expense of $64 million consisting of (i) an $18 million increase relating to the issuance of $250 million principal amount of Holdings Floating Rate Notes at a variable interest rate of 7.085% based on three-month LIBOR rates plus a margin of 4.375%, (ii) a $24 million increase relating to the issuance of $397 million principal amount at maturity of Holdings Discount Notes ($250 million of proceeds after the original issuance discount) at a fixed interest rate of 9.5%, (iii) a $20 million increase relating to the issuance of $200 million principal amount of Holdings PIK Notes at a variable interest rate of 9.73% based on six-month LIBOR rates plus a margin of 7% and accretion of original issue discount, and (iv) a $2 million increase relating to the amortization of $15 million of debt issuance costs over a weighted-average period of 9 years.

•	a decrease in minority interest expense of $20 million resulting from the redemption of the remaining shares of Holdings preferred stock that had a liquidation preference of $200 million and a dividend rate of 10% per annum.

No tax benefit has been provided on the aggregate pro forma decrease in U.S.-based pretax income arising from the Holdings Refinancing due to the uncertainty of realization of Warner Music Group’s U.S.-based deferred tax assets.

(8)	Pro forma adjustments to record the Initial Public Offering for the twelve months ended September 30, 2004 reflect:

•	an aggregate decrease in interest expense of $48 million consisting of (i) a $20 million decrease relating to the redemption of all $200 million principal amount of Holdings PIK Notes at a variable interest rate of 9.75% based on six-month LIBOR rates plus a margin of 7%, (ii) an $18 million decrease relating to the redemption of all $250 million of Holdings Floating Rate Notes at a variable interest rate of 7.09% based on three-month LIBOR rates plus a margin of 4.375%, (iii) an $8 million decrease relating to the redemption of $88 million accreted principal amount of Holdings Discount Notes as of March 31, 2005 at a fixed interest rate of 9.5% and (iv) a $2 million decrease relating to the amortization of $16 million of allocable deferred financing costs and original issuance discount that was being amortized over a weighted-average period of 9 years.

No tax provision has been provided on the pro forma increase in U.S.-based pretax income. This is because this adjustment, when taken in combination with the other pro forma adjustments described herein, still results in an aggregate net pretax loss for Warner Music Group. Accordingly, no tax benefit has been provided on the aggregate pro forma adjustment to U.S.-based pretax loss due to the uncertainty of realization of Warner Music Group’s U.S.-based deferred tax assets.

In addition, the pro forma consolidated condensed statement of operations excludes $52 million of one-time, pretax charges because they have no continuing impact on our operations. Such charges consist of (i) $16 million to write off debt issuance costs and unamortized original issuance discount relating to the Holdings Notes that were redeemed using a portion of the proceeds from the Initial Public Offering and (ii) $36 million to redeem a portion of the Original Holdings Notes, representing the aggregate redemption price (including redemption premiums and interest obligations through the redemption date thereon) in excess of the carrying value of the corresponding portion of the Original Holdings Notes as of June 15, 2005.

(9)	Pro forma adjustments to record the Concurrent Transactions for the twelve months ended September 30, 2004 reflect:

•	a net decrease in interest expense of $1 million consisting of (i) an increase in interest expense of $9 million relating to the incurrence of $250 million of additional term loan borrowings under Acquisition Corp.’s new amendment to its senior secured credit facility at a variable interest rate of 3.76% per annum based on three-month LIBOR rates plus a margin of 2.5% and (ii) a cumulative decrease in interest expense of $10 million relating to an average 71 basis point reduction in the applicable credit margin on the $1.441 billion pro forma, weighted-average term loan borrowings during the period under Acquisition Corp.’s new amendment to the senior secured credit agreement.

•	the elimination of a $120 million unrealized loss on warrants resulting from the repurchase of the Three-Year Warrants held by Historic TW.

No tax provision has been provided on the pro forma increase in U.S.-based pretax income. This is because this adjustment, when taken in combination with the other pro forma adjustments described herein, still results in an aggregate net pretax loss for Warner Music Group. Accordingly, no tax benefit has been provided on the aggregate pro forma adjustments to U.S.-based pretax loss due to the uncertainty of realization of Warner Music Group’s U.S.-based deferred tax assets.

In addition, the pro forma consolidated condensed statement of operations excludes a net $67 million one-time, pretax charge because it has no continuing impact on our operations. Such charge consists of (i) a $39 million gain relating to the repurchase of the Three-Year Warrants held by Historic TW, representing the excess of the $177 million carrying value of the liability as of September 30, 2004 over the $138 million of cash paid to Historic TW, (ii) a $73 million charge relating to the termination of the management services agreement and (iii) a $33 million charge relating to the payment of one-time, special bonuses to management and employees of Warner Music Group.

(10)	Pro forma basic earnings (loss) per common share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per common share is computed by dividing earnings (loss) available to common stockholders by the sum of weighted average common shares outstanding plus dilutive common shares for the period. Pro forma basic and diluted common shares also include the number of shares from the Initial Public Offering whose proceeds were used for the repayment of debt.

In connection with the Initial Public Offering, Warner Music Group (i) converted all of the outstanding shares of Warner Music Group’s Class L Common Stock into shares of Warner Music Group’s Class A Common Stock, (ii) renamed all of the outstanding shares of Warner Music Group’s Class A Common Stock as common stock, which had the effect of eliminating from its authorized capital stock the Class L Common Stock and Class A Common Stock and (iii) authorized a 1,139 for 1 split of its common stock. Pro forma basic and diluted net income (loss) per common share has been computed after giving effect to the above transactions.

The following table sets forth the computation of pro forma basic and diluted net income (loss) per share (in millions, except per share amounts):

Twelve Months Ended September 30, 2004
Basic and diluted pro forma net loss per common share:
Numerator:
Net loss	$(901)

Denominator:
Weighted average common shares outstanding	113.6
Less: Weighted average unvested common shares subject to repurchase or cancellation	(6.1)
Add:
Shares from Initial Public Offering whose proceeds would be used for the repayment of debt(1)	32.6

Denominator for basic calculation	140.1
Effect for dilutive securities	—

Denominator for diluted calculation	140.1

Pro forma net loss per common share—basic and diluted	$(6.43)

(1)	Calculated as $517 million of proceeds to be used in the redemption of debt, including redemption premiums and accrued interest thereon through the anticipated date of redemption, divided by the offering proceeds of $15.85 per share, net of issuance costs and expenses.

Because the Company recognized a pro forma net loss for the twelve months ended September 30, 2004, the effects from the exercise of any outstanding stock options or the vestiture of shares of restricted stock, during such period would have been antidilutive. Accordingly, they have not been included in the presentation of diluted net income (loss) per common share.

WARNER MUSIC GROUP CORP.

PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended June 30, 2005

	Historical Nine Months Ended June 30, 2005(11)	Pro Forma Adjustments			Pro Forma
		The Holdings Refinancing(12)	The Initial Common Stock Offering(13)	The Concurrent Transactions(14)
	(in millions, except per share data) (unaudited)
Revenues	$2,597	$—	$—	$—	$2,597
Costs and expenses:
Costs of revenues	(1,377)	—	—	—	(1,377)
Selling, general and administrative expenses(a)	(942)	—	—	—	(942)
Amortization of intangible assets	(140)	—	—	—	(140)
Loss on termination of management agreement	(73)	—	—	73	—

Total costs and expenses	(2,532)	—	—	73	(2,459)

Operating income (loss)	65	—	—	73	138
Interest expense, net	(140)	(15)	37	(2)	(120)
Net investment-related gains (losses)	1				1
Equity in the losses of equity-method investees, net	(1)	—	—	—	(1)
Loss on repayment of Holdings Notes	(35)	—	35	—	—
Unrealized gain on warrants	17	—	—	(17)	—
Other income (expense) net	5	—	—	—	5
Minority interest expense	(5)	5	—	—	—

Income (loss) before income taxes	(93)	(10)	72	54	23
Income tax benefit (expense)	(46)	—	—	—	(46)

Net income (loss)	$(139)	$(10)	$72	$54	$(23)

Net loss per common share(15):
Basic					$(0.20)

Diluted	$(1.22)				$(0.20)

Average common shares(15):
Basic	114.1				114.1

Diluted	114.1				114.1

(a) Includes depreciation expense of:	$(40)	$—	$—	$—	$(40)

WARNER MUSIC GROUP CORP.

NOTES TO THE PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(11)	Reflects our historical operating results for the nine months ended June 30, 2005.

(12)	Pro forma adjustments to record the Holdings Refinancing for the nine months ended June 30, 2005 reflect:

•	an increase in interest expense of $15 million consisting of (i) a $4 million increase relating to the issuance of $250 million principal amount of Holdings Floating Rate Notes at a variable interest rate of 6.675% based on three-month LIBOR rates plus a margin of 4.375%, (ii) a $6 million increase relating to the issuance of $397 million principal amount at maturity of Holdings Discount Notes ($250 million of proceeds after the original issuance discount) at a fixed interest rate of 9.5%, (iii) a $5 million increase relating to the issuance of $200 million principal amount of Holdings PIK Notes at a variable interest rate of 9.48% based on six-month LIBOR rates plus a margin of 7% and accretion of original issuance discount, (iv) a $1 million increase relating to the amortization of $15 million of debt issuance costs over a weighted-average period of 9 years and (v) a $1 million decrease relating to the amount of interest expense included in our historical operating results that was already considered in the adjustments above,

•	a decrease in minority interest expense of $5 million resulting from the redemption of the remaining shares of Holdings preferred stock that had a liquidation preference of $200 million and a dividend rate of 10% per annum.

No tax benefit has been provided on the aggregate pro forma decrease in U.S.-based pretax income arising from the Holdings Refinancing due to the uncertainty of realization of U.S.-based deferred tax assets.

(13)	Pro forma adjustments to record the Initial Common Stock Offering for the nine months ended June 30, 2005 reflect:

•	an aggregate decrease in interest expense of $37 million consisting of (i) a $16 million decrease relating to the redemption of all $200 million principal amount of Holdings PIK Notes at a variable interest rate of 9.92% based on six-month LIBOR rates plus a margin of 7%, (ii) a $13 million decrease relating to the redemption of all $250 million of Holdings Floating Rate Notes at a variable interest rate of 7.09% based on three-month LIBOR rates plus a margin of 4.375%, (iii) a $6 million decrease relating to the redemption of $92 million accreted principal amount of Holdings Discount Notes as of June 15, 2005 at a fixed interest rate of 9.5% and (iv) a $2 million decrease relating to the amortization of $16 million of allocable deferred financing costs and original issuance discount that was being amortized over a weighted-average period of 9 years.

•	an aggregate decrease in loss on repayment of Holdings Notes of $35 million consisting of (i) $19 million of redemption premiums and (ii) a $16 million write off of debt issuance costs and unamortized original issuance discount, relating to redemption of all of the Holdings Floating Rate Notes, the Holdings PIK Notes and 35% of the Holdings Discount Notes.

No tax provision has been provided on the pro forma increase in U.S.-based pretax income. This is because this adjustment, when taken in combination with the other pro forma adjustments described herein and additional projected pretax losses for fiscal 2005, results in an aggregate net pretax loss for the Company. Accordingly, no tax benefit has been provided on the aggregate pro forma adjustment to U.S.-based pretax income due to the uncertainty of realization of Warner Music Group Corp.’s U.S.-based deferred tax assets.

(14)	Pro forma adjustments to record the Concurrent Transactions for the the nine months ended June 30, 2005 reflect:

•	a $73 million charge relating to the termination of the management services agreement;

•

a net increase in interest expense of $2 million consisting of (i) an increase in interest expense of $8 million relating to the incurrence of $250 million of additional term loan borrowings under Acquisition

Corp.’s senior secured credit facility at a variable interest rate of 5.34% per annum based on three-month LIBOR rates plus a margin of 2.5%, and (ii) a cumulative decrease in interest expense of $6 million relating to an average 71 basis point reduction in the average applicable credit margin on $1.441 billion pro forma, weighted-average term loan borrowings during the period under our proposed amendment to the senior secured credit agreement,

•	the elimination of the $17 million of unrealized gain on warrants resulting from the assumed repurchase of the Three-Year Warrants held by Historic TW.

•	No tax provision has been provided on the pro forma increase in U.S.-based pretax income. This is because this adjustment, when taken in combination with the other pro forma adjustments described herein and additional projected pretax losses for fiscal 2005, results in an aggregate net pretax loss for the Company. Accordingly, no tax benefit has been provided on the aggregate pro forma adjustments to U.S.-based pretax income due to the uncertainty of realization of Warner Music Group Corp.’s U.S.-based deferred tax assets.

(15)	Pro forma basic loss per common share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per common share is computed by dividing loss available to common stockholders by the sum of weighted average common shares outstanding plus dilutive common shares for the period.

The following table sets forth the computation of pro forma basic and diluted net loss per share (in millions, except per share amounts):

Nine Months Ended June 30, 2005
Basic and diluted pro forma net income per common share:
Numerator:
Net loss	$(23)
Denominator:
Denominator for basic and diluted calculation	114.1
Pro forma net income per common share—basic	$(0.20)
Pro forma net income per common share—diluted	$(0.20)

Because the Company recognized a pro forma net loss for the nine months ended June 30, 2005, the calculation of loss per share excludes the effects of the assumed exercise of any outstanding stock options and warrants, and the assumed vesting of shares of restricted stock, as they would have been antidilutive. The assumed exercise of outstanding stock options and warrants, and the assumed vesting of restricted stock would have added the following diluted hates outstanding had they been dilutive (in millions):

Nine Months Ended June 30, 2005
Stock options	7.5
Warrants	1.5
Restricted stock	1.0

10.0

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical financial and other data as of the dates and for the periods indicated.

Our summary balance sheet data as of September 30, 2004, and November 30, 2003 and the statement of operations and other data for each of (i) the seven months ended September 30, 2004, (ii) the three months ended February 29, 2004 and, (iii) the years ended November 30, 2003 and 2002 have been derived from our audited financial statements included or incorporated by reference herein. Our summary balance sheet data as of June 30, 2005 and the statement of operations and other data for each of the (i) ten months ended September 30, 2003, (ii) the five months ended February 29, 2004, (iii) the four months ended June 30, 2004 (iv) and the nine months ended June 30, 2005 have been derived from our unaudited financial statements included or incorporated by reference herein. Our balance sheet data as of November 30, 2002 is derived from our audited financial statements that are not included in this prospectus. Our summary historical balance sheet data as of September 30, 2003 and our summary historical financial data as of and for each of the two years ended November 30, 2001 and 2000 have been derived from our unaudited financial statements that are not included in this prospectus.

The comparability of our historical financial data has been affected by a number of significant events and transactions. These include the Acquisition in 2004, a change in our fiscal year to September 30 from November 30, which was enacted in 2004, and the AOL Time Warner Merger in 2001. For all periods prior to the Acquisition, the music and publishing businesses formerly owned by Time Warner are referred to as “Old WMG” or the “Predecessor.” For all periods subsequent to the acquisition of our business from Time Warner, the business is referred to as the “Company” or the “Successor.” Due to the change in our year end, financial information for 2004 reflects a shortened ten-month period ended September 30, 2004 and is separated into two pre-acquisition and post-acquisition periods as a result of the change in accounting basis that occurred relating to the Acquisition. In addition, summary historical financial data for 2000 does not reflect the pushdown of a portion of the purchase price relating to the AOL Time Warner Merger that occurred in 2001 to our financial statements.

The following table sets forth our selected historical financial and other data as of the dates and for the periods indicated.

	Historical
	Predecessor							Successor
	Fiscal Years Ended November 30,				Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Five Months Ended February 29, 2004	Four Months Ended June 30, 2004	Seven Months Ended September 30, 2004	Nine Months Ended June 30 2005
	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Statement of Operations Data:
Revenues	$3,461	$3,226	$3,290	$3,376	$2,487	$779	$1,668	$971	$1,769	$2,597
Cost of revenues	(1,960)	(1,731)	(1,873)	(1,940)	(1,440)	(415)	(906)	(523)	(944)	(1,377)
Selling, general and administrative expenses	(1,297)	(1,402)	(1,282)	(1,286)	(995)	(319)	(610)	(373)	(677)	(942)
Impairment of goodwill and other intangible assets	—	—	(1,500)	(1,019)	—	—	(1,019)	—	—	—
Depreciation and amortization	(282)	(868)	(249)	(328)	(272)	(72)	(128)	(81)	(140)	(180)
Operating income (loss)	(36)	(766)	(1,542)	(1,158)	(197)	(11)	(972)	15	18	65
Interest expense, net	(13)	(34)	(23)	(5)	(5)	(2)	(2)	(45)	(80)	(140)
Income (loss) before cumulative effect of accounting change	(408)	(910)	(1,230)	(1,353)	(201)	(32)	(1,184)	(101)	(238)	(139)
Net income (loss)	$(408)	$(910)	$(6,026)	$(1,353)	$(201)	$(32)	$(1,184)	$(101)	$(238)	$(139)
Net Income (loss) per common share(1)	—	—	—	—	—	—	—	—	$(2,21)	$(1.22)
Basic	—	—	—	—	—	—	—	—	$(2,21)	$(1.22)
Diluted	—	—	—	—	—	—	—	—
Average common shares(1)	—	—	—	—	—	—	—	—
Basic	—	—	—	—	—	—	—	—	107.5	114.1
Diluted	—	—	—	—	—	—	—	—	107.5	114.1
Segment Data:
Revenues:
Recorded Music	$2,929	$2,701	$2,752	$2,839	$2,039	$630	$1,430	$767	$1,429	$2,149
Music Publishing	554	547	563	563	467	157	253	208	348	470
Intersegment eliminations	(22)	(22)	(25)	(26)	(19)	(8)	(15)	(4)	(8)	(22)

Total revenues	$3,461	$3,226	$3,290	$3,376	$2,487	$779	$1,668	$971	$1,769	$2,597

Operating income (loss):
Recorded Music	$(22)	$(733)	$(1,206)	$(1,130)	$(181)	$(9)	$(958)	$22	$24	188
Music Publishing	47	23	(273)	23	19	17	21	22	53	55
Corporate expenses	(61)	(56)	(63)	(51)	(35)	(19)	(35)	(29)	(59)	(178)

Total operating income (loss)	$(36)	$(766)	$(1,542)	$(1,158)	$(197)	$(11)	$(972)	$15	$18	$65

OIBDA(2):
Recorded Music	$214	$73	$173	$116	$8	$38	$146	$78	$120	$313
Music Publishing	91	81	88	107	88	38	57	43	87	99
Corporate expenses	(59)	(52)	(54)	(34)	(21)	(15)	(28)	(25)	(49)	(167)

Total OIBDA(2)	$246	$102	$207	$189	$75	$61	$175	$96	$158	$245

	Historical
	Predecessor							Successor
	Fiscal Years Ended November 30,				Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Five Months Ended February 29, 2004	Four Months Ended June 30, 2004	Seven Months Ended September 30, 2004	Nine Months Ended June 30 2005
	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$75	$(122)	$(13)	$278	$257	$321	$352	$37	$86	$172
Investing activities	(153)	(175)	(365)	(65)	(73)	14	17	(2,648)	(2,663)	(54)
Financing activities	61	227	385	(121)	(151)	(10)	18	2,669	2,661	(407)
Capital expenditures	(64)	(91)	(88)	(51)	(30)	(3)	(24)	(5)	(15)	(20)

Balance Sheet Data (at period end):
Cash and equivalents	$106	$34	$41	$144	$80	$471	$471	$528	$555	$265
Total assets	6,791	17,642	5,679	4,484	5,255	4,560	4,560	5,094	5,090	4,521
Total debt (including current portion of long-term debt)	102	115	101	120	115	132	132	1,845	1,840	2,249
Shareholder’s equity (deficit)	5,228	14,588	3,001	1,587	2,673	1,691	1,691	749	280	113

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average common shares outstanding.
(2)	We evaluate segment and consolidated performance based on several factors, of which the primary measure is operating income (loss) before non-cash depreciation of tangible assets, non-cash amortization of intangible assets and non-cash impairment charges to reduce the carrying value of goodwill and intangible assets (which we refer to as “OIBDA”). See “Use of OIBDA” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein. Note that OIBDA is different from Adjusted EBITDA as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Covenant Compliance”, which is presented on a consolidated and combined basis therein as a covenant compliance measure. The following is a reconciliation of operating income, which is a GAAP measure of our operating results, to OIBDA.

	Historical
	Predecessor							Successor
	Fiscal Years Ended November 30,				Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Five Months Ended February 29, 2004	Four Months Ended June 30, 2004	Seven Months Ended September 30, 2004	Nine Months Ended June 30 2005
	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Operating income (loss)	$(36)	$(766)	$(1,542)	$(1,158)	$(197)	$(11)	$(972)	$15	$18	$65
Depreciation and amortization expense	282	868	249	328	272	72	128	81	140	180
Impairment of goodwill and other intangible assets	—	—	1,500	1,019	—	—	1,019	—	—	—

OIBDA	$246	$102	$207	$189	$75	$61	$175	$96	$158	$245

USE OF PROCEEDS

The selling stockholders or their transferees will pay any underwriting discounts and commissions and expenses for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel, fees and expenses of our accountants, and blue sky fees and expenses.

The proceeds from the sale of the common stock offered under this prospectus are solely for the account of the selling stockholders. We will not receive any of the proceeds from any sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

This reoffer prospectus relates to restricted shares of our common stock. Approximately 8,305,391 restricted shares are being registered for reoffer and resale by certain of our employees and directors pursuant to individual Restricted Stock Award Agreements with Paul-Rene Albertini, Richard Blackstone, Edgar Bronfman, Jr., Lyor Cohen, Michael D. Fleisher, Julie Greenwald, David H. Johnson, Kevin Liles, Nick Phillips and Alex Zubillaga and a Director Restricted Stock Award Agreement with Richard Bressler. Such shares are subject to forfeiture until a date specified in each Restricted Stock Agreement, after which date the recipient may donate all or a portion of these shares to third parties, including charities, sell the shares or hold the shares.

Information regarding the selling stockholders, including the number of shares offered for sale, may change from time to time and any changed information will be set forth in a prospectus supplement to the extent required. The address of each selling stockholder is care of Warner Music Group at 75 Rockefeller Plaza, New York, New York, 10019.

The following table sets forth, to our knowledge, certain information about the selling stockholders as of August 26, 2005.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering(1)	Percentage of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After Offering(1)(2)	Percentage of Shares Beneficially Owned After Offering(1)(2)
Paul-Rene Albertini	241,456.937	*	241,456.937	—	—
Richard Blackstone	238,988.717	*	238,988.717	—	—
Richard Bressler	5,000	*	5,000	—	—
Edgar Bronfman, Jr.	3,283,944.429	2.21%	3,283,944.429	—	—
Lyor Cohen	2,390,102.229	1.61%	2,390,102.229	—	—
Michael D. Fleisher	896,207.644	*	896,207.644	—	—
Julie Greenwald	298,735.897	*	298,735.897	—	—
David H. Johnson	119,494,359	*	119,494.359	—	—
Kevin Liles	597,471.791	*	597,471.791	—	—
Nick Phillips	119,494.359	*	119,494.359	—	—
Alex Zubillaga	119,494.357	*	119,494.357	—	—

*	Less than 1%.
(1)

Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information may not represent beneficial ownership for any other purpose.

The selling stockholder has sole voting power and investment power with respect to all shares listed as owned by such selling stockholder. Mr. Albertini also has entered into a stock option agreement with us pursuant to which he was granted an option to purchase 595,004 shares of our common stock. Up to one-fourth, or 148,751 options may vest on October 1, 2005, depending on the achievement of certain conditions with up to one-quarter vesting annually thereafter. The amount above for Mr. Albertini does not include any shares subject to such options, none of which were exercisable at August 26, 2005 and which remain subject to certain conditions.

(2)	We do not know when or in what amounts the selling stockholders or their transferees may offer shares for sale. They may not sell any of the shares offered by this prospectus. Because there is no agreement, arrangement or understanding with respect to the sale of any of the shares that will be held by the selling stockholder after completion of the offering, we have assumed that, after completion of the offering, none of the shares covered by the prospectus will be held by the selling stockholder.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of Warner Music Group in making decisions with respect to the timing, manner and size of each sale. These sales may be made at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price. Sales may also be made in negotiated transactions, including pursuant to one or more of the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and

•	in privately negotiated transactions.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume,

•	sell the shares short and redeliver the shares to close out such short positions,

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell, or

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

Some of the preceding actions may not be available to the selling stockholders to the extent they are directors or executive officers of Warner Music Group.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder, in amounts to be negotiated immediately prior to the sale. In offering the shares covered by this prospectus, the selling stockholder, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth:

•	the number of shares being offered,

•	the terms of the offering, including the name of any underwriter, dealer or agent,

•	the purchase price paid by any underwriter,

•	any discount, commission and other underwriter compensation,

•	any discount, commission or concession allowed or reallowed or paid to any dealer, and

•	the proposed selling price to the public.

We intend to use reasonable commercial efforts to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to the Registration Statement or (2) such time as when the selling stockholders no longer hold any remaining shares covered by this prospectus.

EXPERTS

The consolidated and combined financial statements of Warner Music Group Corp. as of September 30, 2004 and November 30, 2003 (Predecessor) and for the seven months ended September 30, 2004, three months ended February 29, 2004 (Predecessor) and each of the two years ended November 30, 2003 (Predecessor), incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

We have filed with the SEC a registration statement under the Securities Act of 1933 to register the securities offered by this prospectus. This prospectus constitutes only part of the registration statement and does not contain all the information in the registration statement and its exhibits because parts of the registration statement are allowed to be omitted by SEC rules. Statements in this prospectus or in any prospectus supplement about documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summary statements and may not contain all the information that may be important to you. For further information about Warner Music Group Corp. and the securities offered under this prospectus, you should read the registration statement, including its exhibits and the documents incorporation into it by reference.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered under this prospectus.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	Current Reports on Form 8-K dated May 19, 2005 and June 1, 2005

•	The description of our common stock in the registration statement filed by us with the SEC and any amendment or report filed for the purpose of updating the description.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Investor Relations, Warner Music Group Corp., 75 Rockefeller Plaza, New York, New York 10019; (212) 275-2000.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offering of the common stock. If information or representations are given or made you must not rely on it as if we authorized it. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained or incorporated by reference herein is correct as of any time subsequent to its date or that there has been no change in our affairs. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not permitted, or to anyone whom it is unlawful to make such offer or solicitation.

8,305,390.72 Shares

WARNER MUSIC GROUP CORP.

Common Stock

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Warner Music Group Corp. (the “Company” or the “Registrant” or “Warner Music Group”) with the Securities and Exchange Commission (the “Commission”) are hereby incorporated by reference in this Registration Statement.

(a)	The Company’s prospectus filed on May 11, 2005 pursuant to Rule 424(b) under the Exchange Act, which contains audited financial statements for the Registrant’s latest fiscal year for which such statement have been filed.

(b)	The quarterly reports of the Company on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

(c)	The reports of the Company on Form 8-K filed on May 19, 2005 and June 1, 2005.

(d)	The Registration Statement of the Company on Form S-1 filed on March 11, 2005 and the amendments thereto filed on April 7, 2005, April 18, 2005, April 22, 2005 and May 10, 2005 (File No. 333-123249).

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.	DESCRIPTION OF SECURITIES

See Item 3(d) above.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Warner Music Group is a Delaware corporation. Section 145 of the Delaware General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto validly approved by stockholders to limit or eliminate the personal liability of the members of its board of directors for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Article II, Section 15 of Warner Music Group’s Bylaws provides that a member of the board of directors, or a member of any committee designated by the board of directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of Warner Music Group and upon such information, opinions, reports or statements presented to Warner Music Group by any of Warner Music Group’s officers, employees, agents, committees, or by any other person as to matters the member reasonably believes are within such other person’s or persons’ professional or expert competence, and who has been selected with reasonable care by or on behalf of Warner Music Group.

Article VIII, paragraph A of Warner Music Group’s Charter provides that a director of Warner Music Group shall not be personally liable to Warner Music Group or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of such liability. No amendment to or repeal of this Article VIII or the relevant provisions of the DGCL shall apply to or have any effect on the liability or alleged liability of any director of Warner Music Group for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article VII of Warner Music Group’s Charter provides that, to the fullest extent permitted from time to time under the DGCL, Warner Music Group renounces any interest or expectancy of Warner Music Group in, or in being offered an opportunity to participate in business opportunities that are from time to time presented to its officers, directors or stockholders or the affiliates of the foregoing, other than those officers, directors, stockholders or affiliates who are employees of Warner Music Group. No amendment to or repeal of this Article VII or the relevant provisions of the DGCL shall apply to or have any effect on the liability or alleged liability of any such officer, director, stockholder or affiliate for or with respect to any business opportunities of which such officer, director, stockholder or affiliate becomes aware prior to such amendment or repeal.

In addition, Article VIII of Warner Music Group’s Charter provides that, in the manner and to the fullest extent permitted by the DGCL, Warner Music Group indemnify any party subject to any threatened, pending or completed action, by reason of the fact that he or she is or was, or had agreed to become or is alleged to have been, a director, officer, employee or agent of Warner Music Group or to have served in a similar capacity for any other entity at the request of Warner Music Group, all expenses (including court costs and attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or on his or her behalf and all judgments, damages, fines, penalties and other liabilities actually sustained by him or her in connection with such action, suit or proceeding and any appeal therefrom. However, Article VIII of Warner Music Group’s Charter also provides that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Warner Music Group, unless, and only to the extent that, such person is fairly and reasonably entitled to indemnity, as the court deems proper. Warner Music Group shall, in advance of the final disposition of the matter, pay or promptly reimburse any expenses reasonably incurred in investigating and defending or responding to any action, suit, proceeding or investigation. Any repeal or modification of the foregoing provisions shall not adversely affect any right or protection of a director or officer of Warner Music Group with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

Article VIII of Warner Music Group’s Charter also provides that Warner Music Group shall have the power to purchase and maintain, at its expense, insurance on behalf of any person who is or was a director, officer, employee or agent of Warner Music Group, or is or was serving at the request of Warner Music Group as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Warner Music Group would have the power to indemnify such person against such expense, liability or loss.

Warner Music Group has obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Warner Music Group may, in such capacities, incur.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED

The Company has relied upon Section 4(2) of the Securities Act and Rule 701 promulgated thereunder with respect to restricted securities to be reoffered or resold pursuant to this Registration Statement.

ITEM 8.	EXHIBITS

4.1	Form of Certificate of Warner Music Group Corp.’s Common Stock (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed on April 18, 2005, File No. 333-123249)

23.1	Consent of Ernst & Young LLP

24.1	Power of Attorney for Warner Music Group Corp. (included on signature page of the Registration Statement)

ITEM 9.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 26th day of August, 2005.

WARNER MUSIC GROUP CORP.

By:	/S/ EDGAR BRONFMAN, JR.
	Name:	Edgar Bronfman, Jr.
	Title:	Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dave Johnson and Paul Robinson and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacity, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agents, and each of them full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ EDGAR BRONFMAN, JR. Edgar Bronfman, Jr.	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 26, 2005

/S/ MICHAEL D. FLEISHER Michael D. Fleisher	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 26, 2005

/S/ LEN BLAVATNIK Len Blavatnik	Director	August 26, 2005

/S/ RICHARD BRESSLER Richard Bressler	Director	August 26, 2005

/S/ CHARLES A. BRIZIUS Charles A. Brizius	Director	August 26, 2005

Signature	Title	Date

/S/ JOHN P. CONNAUGHTON John P. Connaughton	Director	August 26, 2005

/S/ SCOTT L. JAECKEL Scott L. Jaeckel	Director	August 26, 2005

/S/ SETH W. LAWRY Seth W. Lawry	Director	August 26, 2005

/S/ THOMAS H. LEE Thomas H. Lee	Director	August 26, 2005

/S/ IAN LORING Ian Loring	Director	August 26, 2005

/S/ JONATHAN M. NELSON Jonathan M. Nelson	Director	August 26, 2005

/S/ MARK NUNNELLY Mark Nunnelly	Director	August 26, 2005

/S/ SCOTT M. SPERLING Scott M. Sperling	Director	August 26, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Form of Certificate of Warner Music Group Corp.’s Common Stock (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed on April 18, 2005, File No. 333-123249)

23.1	Consent of Ernst & Young LLP (filed herewith)

24.1	Powers of Attorney for Warner Music Group Corp. (included on signature page of the Registration Statement)